UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

[X] Form C: Offering Statement
[ ] Form C-U: Progress Update
[ ] Form C/A: Amendment to Offering Statement
    [ ] Check box if Amendment is material and investors must reconfirm
        within five business days.
[ ] Form C-AR: Annual Report
[ ] Form C-AR/A: Amendment to Annual Report
[ ] Form C-TR: Termination of Reporting

Name of Issuer:

Connect Social, LLC

Legal Status of Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Nevada

Date of Organization:

April 21, 2022

Physical Address of Issuer:

6671 S. Las Vegas Blvd. Building D Suite 210
Las Vegas, NV 89119

Website of Issuer:

www.iamconnect.com

Is there a co-issuer?   [ ] Yes   [X] No

Name of intermediary through which the offering will be conducted:

Netshares Financial Services, LLC

CIK number of intermediary:

0001805615

SEC file number of intermediary:

008-70502

CRD number, if applicable, of intermediary:

307532

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the Issuer shall pay a fee of two and a half percent (2.5%) of the amount raised in the offering to the intermediary.

Type of Security Offered:

Preferred Membership Units

Target number of securities to be offered:

10,000

Price (or method for determining price):

$1.00 per Unit

Target offering amount:

$10,000

Minimum Investment Amount:

$100

Oversubscriptions accepted: ☒ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated:
☐ Pro-rata basis   ☐ First-come, first-served basis   ☒ Other – provide a description:

At the discretion of the issuer or intermediary.

Maximum offering amount (if different from target offering amount):

$5,000,000

Maximum number of securities to be offered:

5,000,000

Deadline to reach the offering amount:

April 2, 2024

Disbursement from Escrow: Once per Month or on a schedule as agreed upon between the Broker Dealer Intermediary and Issuer

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Re-Confirmation of Subscription Process:

After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed Investors. Each time the Company may access invested funds held in the Escrow Account, all new Investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed Investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Current number of employees: 0

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$0	$0
Cash & Cash Equivalents	$5,000	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Connect Social, LLC
(Issuer)

By

DocuSigned by:
Brett Nicholson
573F257B00B14D4...

Brett Nicholson
COO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
Brett Nicholson
573F257B00B14D4...

Brett Nicholson
COO

2/28/2023

(Date)

TABLE OF CONTENTS

APRIL 3, 2023

Connect Social, LLC

FORM C
Up to $5,000,000 of Preferred Membership Units
$1.00 per Unit



Connect Social, LLC ("Connect Social", "Connect," the "Company," "we," "us," or "our"), is offering a minimum amount of $10,000 (the "Target Offering Amount") and up to a maximum amount of $5,000,000 (the "Maximum Offering Amount") of Preferred Membership Units (the "Securities") on a best efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by April 2, 2024 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "Investors" or "you". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "The Offering and the Securities". In order to purchase the Securities, you must complete the purchase process through our intermediary, Netshares Financial Services, LLC (the "Intermediary"). All committed funds will be held in escrow with Royalton Company, LLC (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by an issuance of Preferred Membership Units, as further described below. Securities sold in this Offering will be deposited into an escrow account maintained by Escrow Agent and will reflect each Investors' beneficial interest in the Membership Interest Units. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Securities at any time for any reason.

LEGEND

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC" or the "Commission") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

THE COMPANY

1. Name of issuer: **Connect Social, LLC**

2.   **Connect Social, LLC** certifies that all of the following statements are true:

•   Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

•   Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

•   Not an investment company registered or required to be registered under the Investment Company Act of 1940.

•   Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

•   Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

•   Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

•   The issuer has not made use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? [X] No

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of The Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site: www.investinconnect.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3)   The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4)   the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirement of Rule 202 of Regulation Crowdfunding.

OFFICERS OF THE COMPANY

The officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Brett Nicholson	President, COO, Connect Social, LLC	Oversee all operations	January 1, 2023 - Present
	CEO, Norcen Distributors	Managed operations	January 1997 - January 31, 2023
Angel Chandler	CMO, Connect Social, LLC	Managed marketing operations	January 1, 2023 - Present
	CMO, Self	Self-employed marketing business	May 2019-2022
Carmine Parrella	VP of Business Development, Connect Social, LLC	Managed business development	January 1, 2023 - Present
	Payment Consultant, National Transaction	Payment consultant for a credit card processor	2016-2022

BIOGRAPHIES



Brett Nicholson - Chief Operating Officer

Brett Nicholson was most recently the owner and Operations Manager for Norcen Distributors, a building supply company in the Winnipeg area with 10+ million dollars in annual sales. He had been in this position since Norcen opened in 1999. As he moves on from this endeavor, he is particularly excited about his future with Connect Social, of which he is a founding partner and owner. He sees Connect as a unique and innovative platform, which he feels he can help succeed with the aid of his extensive business experience. Brett was also a home builder for 8 years, building over 30 custom homes in that time. He takes pride in having been a professional firefighter for 29 years, rising to the rank of Captain before retiring in 2010.

Brett is very proud of the 3 children he has raised, mostly as a single dad. They have all gone on to find successful careers of their own. Hockey is a passion for him, and he is still an active player, as well as a die-hard fan of the Winnipeg Jets of the National Hockey League. Brett tries to find time to support charities, with the Bruce Oake Recovery Centre in Winnipeg being his most beloved cause. When he has time, he loves to sit down and read a good book. His love of reading was instilled in him by his late father. Traveling is a must for him, as there are many places in the world he would like to see, those with historical significance to him being at the top of the list.



Angel Chandler - Chief Marketing Officer

Angel is a bestselling author and successful Entrepreneur. Angel is a Single Mom of two, born and raised in Winnipeg, Manitoba, Canada. She started her career in finance, and eventually moved into mutual funds trading. After this Angel went on into a career as a Paralegal at a top Law Firm in Winnipeg and dedicated 14 years of her life there until she was introduced to the world of Network Marketing, and the possibilities as an Entrepreneur. She has built extensive businesses both online and offline, and in 2022 she launched her own company, The Influence Group, which will compliment Connect Social in the management and acquisition of influencers for Treasure Island. Angel has been the Chief Marketing Officer with Connect Social since May 2019, and is passionate to put in the work to see Connect Social grow! Her life is God, Family and Business.



Carmine Parrella - Vice President of Business Development

Carmine spent 20 years on Wall Street as a commodities trader executing orders on the trading floor of the NYBOT (New York Board of Trade) exchange. After the exchange went electronic he started a water filtration company on Long Island, New York called Crystal Pure Waters, later selling to his partner and moving to Florida. He then built out a credit card processing portfolio specializing in the travel industry. once the pandemic hit, he turned his attention to the PPE industry to help provide gloves and mask for hospitals and first responders.

Carmine has now taken the roll of VP of Business development with Connect Social, and is excited to assist in the future growth of the company.

ANTICIPATED BUSINESS PLAN

Connect Social is a new and exciting social economy that is completely unique because it rewards consumers for their data while allowing merchants to purchase verified consumer data. This makes them stand apart from other big tech companies, who provide neither.

Connect Social's consumers are part of a social network, similar to Facebook, which allows them to shop at merchants, similar to Amazon. The difference, however, is that consumers get paid for their data while shopping with local merchants. Local merchants receive 100% verified data, while utilizing the most stable loyalty token, in a synergistic economy where everyone benefits. Connect Social is the ultimate loyalty programs that benefits consumers and merchants.

Large corporations are making billions from consumers' personal data. In exchange, they are given a free social platform, but no remuneration. These corporations were built on the backs of their users. Without users, they would not exist. Users' personal data is taken every day and sold, with or without their knowledge. The only way to avoid the mining of their data is to stay off social media and basically stay offline – period! Do not purchase in stores with your credit card and do not use your cell phone. Unless you live off the grid, your data is being mined digitally every day.

Unfortunately, if you want to participate in the modern digitally connected society we live in, there is no way out of it. Personal data is being mined and utilized by social platforms, or sold to merchants, so they can better market their products. Loyalty programs, as they are today, do not greatly benefit consumers. Currently, no one is offering any significant compensation to these consumers for the use and sale of their data. Merchants' loyalty points programs were designed for data collection and profitability, not to benefit consumers. Points expire, have little true value per dollar spent, and are often usable only for specific things.

Digital, mobile, and social media platforms are the future of advertising, presenting the best and least expensive option when utilized properly. Unfortunately, most small businesses do not understand how they work, or cannot dedicate the time necessary to learn. Today's merchants are spending hundreds of billions of dollars on online marketing, which is currently riddled with problems. Social media platforms are providing fewer and fewer quality sales leads. On top of this, the leads they do provide are often limited to certain businesses. Many merchants find online marketing difficult to comprehend, with data that is often untimely and unreliable. Businesses are paying too much for too little. They realize that it could be greatly beneficial to their operations, but do not understand it well enough to know they are not getting a good enough return on the money they are investing in it. Presently, they are not given specific data on the consumers who shop at their business. The data they are given is "rented", in a sense, for a fee.

The problems are twofold; consumers are having their data used and they are not being properly compensated for it. Merchants are paying a significant amount of money for online marketing to an unverified audience, with a small return, in many cases.

These two problems are symbiotic, so a solution is needed that will encompass both. The solution is Connect Social LLC.

The Connect Social network launched in North America in October 2022.

Business Description

The wealthiest companies in the world all collect data. Data is the new gold rush! As of 2020, The tech titans' market caps doubled, and their core business is data collection.

The key difference between these companies and Connect Social is simple. The quality of data! Connect Social will collect only verified consumer data. We will know who our customers are, what they are buying, where they are buying, how they are paying for their goods and services, and how much they paid for everything. Currently, no one collects verified data…. Connect Social will!

Connect Social is about to disrupt the social network, data and loyalty industries. Consumer data is "mined" by various corporations and passed on to others for a fee. Connect Social will also "mine" the data of its users, but the difference is, Connect will compensate our users for this privilege. No other company does that! What loyalty program allows merchants to know specific data about customers who shop in their store and then gives them the ability to communicate with them with specific offers targeted based on that data? Only Connect does! How many loyalty programs are backed by a synergistic economy, where our own Currency, the Connect Coin, is freely used throughout that economy by its "citizens"? None until now – until Connect!

What Connect offers to its users and its merchants can be best described in one word – revolutionary! It is the world's first, free-of-charge, social network ecosystem where users directly earn what their social network is worth. Merchants are provided with a low-cost, trackable, and results-driven advertising method with which they can market directly to the exact consumer they want, via those consumers' own smartphones. Consumers and merchants benefit together in a brand new, never been done before economy, driven by a freely distributed and exchanged loyalty token….The Connect Coin – revolutionary! So, to what heights will the new Connect Coin, driven by this revolutionary new ecosystem, go? It is a question that will be answered over time. The early Connect Coin holders will reap the highest rewards.

Mission Statement

Connect Social is working towards creating the world's largest social economy that benefits everyone.

Our Vision

Connect Social will create the world's largest verified symbiotic economy. Connect Social, consumers and merchants will all work together to create an economy that will expand around the world in the next 5 – 10 years. The Connect Coin, Connect Social's very own loyalty token, will be a currency accepted worldwide inside the Connect ecosystem.

Products and Services

Connect Social has several different products and services that work together to create a symbiotic social economy.

Connect Social – Social Network similar to Facebook.

Please watch our 90 second overview of Connect Social (https://vimeo.com/570403556).

It's free!! All consumers can sign up for free on www.iamconnect.com, where they will become an

Ambassador. Our site is a new social media site that will looks similar to Facebook. Members can display their name, upload images for their profile, display birthdays, relationship status, etc. They can also list their contact info if they so desire. Each user has a wall where they can post words, images, videos, etc. Connect Social merchants can advertise on the social network very similar to Facebook with the distinct difference that every consumer is 100% verified, including their consumer shopping habits.

Connect Local (mobile app) (launching January 2024)

Please watch our 2.5-minute overview of Connect Local (https://vimeo.com/753641859).

The Connect Local mobile app will allow Ambassadors to access all of the connect merchants. After opening the app, they will see a whole network of merchants that are first separated by categories, then sub- categories, with each listed via GPS to the area that is relevant to that Connect consumer. Each merchant will be given a marketing page that will allow them to display their contact information, social media information, website, etc. They will also be able to display pictures, a company bio, and a video commercial. All merchants will list exclusive offers (mobile coupons), that will enable Ambassadors to save money when shopping at their business.

A key component of the Connect Local mobile app is that each time a Connect consumer shops at a Connect merchant, they will receive significant compensation in Connect Coins. An Ambassador will receive up to 5% of their purchase back, all in Connect Coins. For example, an Ambassador spending $100 would receive $5 back in Connect Coins based on their fiat value that day, which would be based on the U.S. dollar. So, if the value of the Connect Coin was $1.00 USD that day, they would receive 5 Connect Coins, for the $100 purchase.

Connect Ambassadors have the choice of using the Connect Coins they have accumulated at Connect merchants or selling them on the Connect Exchange at the current fiat rate. So, if you shop at a Connect merchant, your purchase is $20, and you only have a $10 balance in Connect Coins, you can first use your Connect Coins, and then pay the remaining $10 with cash, credit, or debit. Of note, depending on your status in the Connect economy, you will receive 3%-5% back in Connect Coin on your purchase. All merchants pay Connect Social in Connect Coin.

This constant cycling and flow of Connect Coins will just add to the dynamic of the synergistic economy Connect will have created.

Connect Ambassadors save money by using the mobile coupon provided by the merchant and are paid for their data with Connect Coins. On top of this, if they purchase something from any merchant, not just a connect merchant, they will still be compensated for their data. Upon going to the Connect Local mobile app, they can take a picture of their receipt, upload the receipt, and they will be paid 3%-5%, depending on their status. This will allow Connect to verify consumers' itemized transactional data.

Each time a Connect Ambassador purchases anything at a Connect merchant, that merchant pays Connect Social 10% of the sale. The 10% has to be paid in Connect Coins. If they do not have enough coins in their wallet, the merchant will need to purchase more Connect Coins through the Connect exchange.

From the 10% paid to Connect, up to 5% gets paid back to the consumer that made the purchase (to compensate them for their consumer data), up to 3% gets paid to the network (Ambassadors) that helped Connect to grow, and Connect earns a minimum of 2%.

Receipts - When a Connect consumer buys at a Connect merchant, Connect will pay that consumer 3%-5% in Connect Coins, depending on their status. If a user clicks on the receipt tab, they can take a picture of their full receipt showing their itemized purchase data to Connect. Connect will then go ahead and pay them an additional 3-5% in Connect Coin for sending us their data. This data is extremely important to Connect and our merchants, as it tells us exactly what that consumer purchased and what they paid for the product or service. This type of data is the most valuable.

Furthermore, merchants can purchase advertising and sponsorships on the app, similar to Facebook advertising. The big difference is that merchants are purchasing 100% verified consumer data.

Connect Shops (similar to Amazon) (Coming Q3 2023)

Please watch our 2-minute overview of Connect Shops (https://vimeo.com/753641076).

Merchants can list their physical products on Connect Shops. Shops will be designed very similarly to Amazon. Connect Ambassadors get paid 3%-5%, depending on their status, in Connect Coins to purchase from Connect Shops. What makes this even better is that they have options for same-day delivery (in most cases as little as 1 hour). The idea is "shop local". Connect Ambassadors will buy from local Connect Merchants, and we will utilize the 100's of Uber and Lyft drivers that are already in the marketplace to deliver these products the same day.

Ambassadors will have options for pickup, or 1-hour delivery. Amazon has warehouse costs, employee costs, and delivers via major shipping options that are multi-day deliveries. Connect has zero employee costs or warehouse costs and offers same-day delivery where the merchant pays the drivers via the Connect platform.

This platform provides merchants with a level playing field to compete with corporations and national brands. Consumers are price conscious and Connect allows consumers to shop local, with price and convenience in mind.

Connect merchants pay Connect 10% in Connect Coins each time a product is sold on the Connect Shops platform. Connect then pays out 7% back to the network of Ambassadors and Connect retains 3%.

Connect merchants can also purchase advertising and sponsorship on the Shops platform, just like Amazon.

The Market

Connect Social is a very diverse company that will be in several different markets.

The Data Industry – *According to www.finance.yahoo.com*

The global big data & business analytics market size was valued at USD $198.08 Billion in 2020 and is projected to reach USD $684.12 Billion by 2030, growing at a CAGR of 13.5% from 2021 to 2030.

The major factor driving the growth of big data & business analytics market size are:

The increased adoption of big data analytics software by various companies to deliver enhanced &

faster decision-making and to provide competitive advantage by analyzing and acting on information promptly is driving the big data market growth. The big data market size is also growing due to the growing demand for cloud-based big data analytics software among SMEs.

Furthermore, the big data market growth is aided by a surge in demand for cloud-based big data analytics software among small and medium businesses.

During the forecast period, the growing need for better insights for company planning, as well as rising trends such as social media analytics, are likely to provide lucrative growth opportunities for the big data and business analytics market.

Connect Social expects to capture a large percentage of the data industry as a result of our business model.

1. We are paying consumers for their data.
2. We are capturing verified data.
3. We are working directly with small businesses, which collect the best consumer data. Small businesses are also the largest sector that will purchase consumer data.

The Loyalty Industry – *According to www.businesswire.com*

Customer loyalty is big business and getting bigger. The new research report "Loyalty Big Picture," from global loyalty expert LoyaltyOne, found that the total 2019 customer ecosystem is a whopping $323 billion. That loyalty landscape includes $126 billion in direct loyalty and customer relationship management, along with significant investment in technology and transaction enablers and customer engagement platforms.

The loyalty industry is growing: 69 percent of C-suite executives reported that they've increased loyalty investment in the past two years, with more than half (55 percent) saying their investments will continue to grow over the next two years.

Increasingly, the value of loyalty and the insights garnered from customer loyalty strategy are influencing decisions across organizations, said Caroline Papadatos, senior vice president, global solutions for LoyaltyOne. While there might be a public perception that loyalty cards' usage is waning, the opposite is true – their popularity is exploding, she said.

Companies are recognizing the value of using customer data for everything from product development and pricing optimization to real estate planning and even media. More than half of companies (61 percent) said they use loyalty data across at least three different departments, and a mere 2 percent of industry practitioners surveyed reported that loyalty data is used strictly by traditional departments like marketing and public relations.

Connect Social expects to capture a large percentage of the eCommerce industry as a result of our business model.

Connect Loyalty Platform

1. Small businesses cannot afford (money and time) to have their own eCommerce platform. They have no choice but to sell on platforms like Amazon, eBay, etc. Industry leader Amazon charges upwards of 30% to sell on their platform. Connect Social will provide a very simple platform for small businesses to sell their products and we will only charge 13%, of which 7% goes back to the network of consumers in the form of loyalty, and up to 3% pays the credit card fee's, etc.

2. Consumers wait 2 - 30+ days for their product to either show up on their doorstep or in the mail. When a consumer buys from Connect Shops (our online platform), they receive their product that same day on their doorstep (In most cases 1 hour).

3. Consumers are not rewarded for purchasing from Amazon. Connect Social pays the consumer up to 5% back in Connect Coins for each purchase.

4. Connect merchants and consumers have an invested interest in working with Connect Shops.

The loyalty industry is plagued with issues yet everyone uses a variety of loyalty programs. Most loyalty programs only pay up to 1% back to consumers yet they restrict heavily on how the points are used. Often expiring or being restricted not allowing people to use the points they were rewarded. These points have zero monetary value outside of the merchant network of which they received the points.

Connect Coins

Please watch our 90 second video that explains our Connect Coin. (https://vimeo.com/764247380)

The connect loyalty token (Connect Coins) is our very own digital currency that is utilized inside the Connect Social shopping ecosystem. When a consumer shops at a Connect merchant, that merchant pays Connect Social 10% in Connect Coins. If they don't have enough, they need to go to the exchange and buy more Connect Coins using fiat (dollars). Connect Social pays the consumer up to 5% for their consumer data as a form of loyalty. Up to 3% goes back to the network for helping Connect to grow and Connect earns a minimum of 2% of each transaction.

The more consumers we have, the more transactions they'll complete at Connect merchants. This will translate into more coins being purchased from the exchange to pay the 10% commissions. This will continue to drive the coin prices higher and higher.

No other loyalty programs allow you to "cashout" your "points" and more importantly no other loyalty program's "points" actually grow in value.

That is the power of Connect Social!

Target Market

Connect Social has a unique business model which equally markets to consumers as well as merchants.

Consumers

Connect has a very diverse audience as it pertains to consumers. Ultimately, Connect's target audience is anyone who wants to save money when purchasing day-to-day goods and services. Theoretically, this

would account for virtually 100% of the consumer marketplace.

Below is a breakdown of target audiences for both marketing and consumer purchasing power.

16 – 35 female – This category is most likely to help Connect to grow by sharing Connect with their personal and social networks. Connect Social pays users we call Ambassadors for helping Connect to grow. (Referring others)
16 – 25 male – This category is most likely to help Connect to grow by sharing Connect with their personal and social networks. Connect Social pays users we call Ambassadors for helping Connect to grow. (Referring others)
35-55 female – This category is considered the most active consumer. Typically, this group makes most of the buying decisions for the family for both products and services.

Merchants

Small Business (Brick and Mortar) – Connect Social will target the over 30,000,000 small businesses in the USA and over 1,000,000 in Canada (additional countries in years 2 and on). The Connect Local Mobile App is in essence a coupon book on your mobile phone. It will allow consumers to shop at all Brick-and-Mortar merchants that are listed on the local app. All merchants will offer exclusive offers like buy one get one free, 25% off, etc. to all Connect Ambassadors (users). This will get Connect consumers into their physical locations. When a consumer purchases a product or service on the App, they will save money, and they will be paid back up to 5% of their purchase in Connect Coins.

Small Business Online (Products Only) – Local small businesses can offer their products on the Connect Shops platform (similar to Amazon). Local consumers can search for products online from local merchants (Las Vegas consumers can only search from Las Vegas small businesses). When they find the product they want, they can purchase it online and the product will be delivered to their doorstep within 1 hour of their purchase. (Similar to Uber Eats)

Marketing and Advertising

Social Sharing (affiliate marketing)

Social Sharing is the strongest marketing strategy for any brand. It is word-of-mouth marketing, and with social media, it becomes even more important. If a customer had a bad experience with a merchant, they will tell their friends, and the outcome could be a loss of reputation and a loss of revenue. If a customer told his friends and family how great a merchant was, their network of friends and family are more inclined to spend their money at that merchant.

Connect Social is creating the largest and best sales force in the world by utilizing Social Sharing! Google, Facebook and other similar data mining companies provide a "free" platform for consumers to use, while they "take" the consumer's data and monetize it for billions of dollars every day.

Consumers generally have no loyalty to these brands. They simply use them either because their network is using them, or they have a superior product and service. However, if something better came along, customers would most likely leave without giving it a second thought.

Connect Social believes in rewarding consumers for their loyalty and their data. More importantly, we recognize that Connect Social will build faster and stronger with our consumer's loyalty. Along with purchasing their consumer data, we intend on buying their loyalty as well.

Here are a few ways we are rewarding our Ambassadors with Connect Coins:

1. Connect will pay consumers for joining Connect.

2. Connect will pay our Ambassadors upfront for referring their network to Connect. For example, if Brett told Angel about Connect, Angel earns Connect Coins for joining and Brett earns Connect Coins for referring Angel.

3. When an Ambassador buys a product, they receive 3%-5% back in Connect Coin for their data.

4. If Angel purchases something from a Connect merchant, she will save money, get rewarded 3%-5% for her data, and Brett will earn a commission from her purchase.

5. If Angel referred Carmine to join, Carmine earns coins, Angel earns coins and Brett earns coins. The same applies if Carmine purchases anything from a Connect merchant. Brett saves money, is rewarded with 3%-5%, and Brett and Angel get paid commissions.

6. If an Ambassador helps Connect to acquire a merchant, that Ambassador will earn commissions each time a Connect Ambassador purchases anything from that merchant.

7. There are many additional opportunities for Ambassadors to get paid for helping Connect grow.

Communication Center – Phone Sales

Connect Social will employ phone salespersons to call on merchant owners/managers to get their business signed up on Connect Social. A merchant can join Connect Social for free. Upon getting their account set up and getting ready to be listed on the platform they'll need to purchase a starting balance of Connect Coins.

We plan on hiring 50 sales persons for the last half of 2023 to get a good base of merchants in each state in the USA and Province in Canada. Each sales person should acquire a minimum of 50 merchants per month.

By the 2nd year we anticipate that a min of 1% of our ambassadors will help us to acquire merchants thus we may not need the callers to continue in the 2nd year. Those callers will transition to our Concierge program.

If we find that merchants aren't joining as quickly then we'll continue to grow our sales team.

Social Influencers

Brands are starting to learn how to utilize the marketing power of social influencers, and that trend is expected to grow considerably. According to Entrepreneur.com, spending on influencer marketing could reach $10 + billion by the end of 2022.

Influencers are people on various social media channels who have built an audience around themselves and what they say or do on those channels. They can come from any background and are typically not famous, but they are well known by their followers, which could reach into the hundreds of millions. Those with less than 100,000 followers are called micro-influencers. They are seen as more relatable

and authentic than larger influencers because they interact with their audience more.

Influencer marketing online and offline has become the fastest growing channel for brands, beating organic search, paid search, and email marketing combined. Influencers are the new "celebrity" status on our social media daily, and brands understand the advantage of getting in front of an Influencer's audience, to help build their brand and market their products. On top of this, influencer marketing is proving to be the most cost-effective way to obtain new customers. An Influencer's audience TRUSTS them and their opinion, and they hold massive marketing power.

Consumers are spending a lot of time on social media. Business Insider reported that Instagram reached 1 billion daily users in 2018, which makes it the third largest social community, aside from YouTube (1.9 billion) and Facebook (2.27 billion).

With so many social channels, it can be hard to know exactly where a brand's audience spends most of its time. Placing ads on the wrong platform can be a waste of resources. That is where Influencers come in. They have already attracted a niche audience with shared interests, and if the brand has picked the right influencer to partner with, they have already been having a conversation with their potential customers.

Followers trust Influencers over Brands

People are more likely to engage with an Influencer on social media than they are with a brand. They know a brand is trying to sell a product, but an Influencer might be sharing a product because it is something they use themselves. Business Insider's Influencer Marketing Report found that the average Influencer engagement rate across industry verticals was 5.7%, while the average engagement rate for brands on Instagram by themselves, without Influencers, was between 2% and 3% in 2018.

Consumers try to avoid ads

Pop-up blockers exist for a reason. Customers do not want to be bombarded by advertisements, and they actively try to avoid them. But Influencers allow you to get around that and sell more subtly. By sharing content or information about your product or service on their channel, Influencers help to amplify your reach and drive revenue.

Influencers create and share content

To stay relevant, Influencers are constantly coming up with new content for their audiences, and they know what keeps these audiences engaged. Allowing them some creative license when promoting your product or service can help make sure your potential customers are paying attention.

Working with Influencers is cost-effective

When compared with more traditional methods, such as paid ad placement and celebrity endorsements, Influencers are much less expensive, especially if they are micro-influencers.

Businesses that know how to select and work with Influencers can gain up to $18 in earned media value for every dollar spent on influencer marketing, according to a 2019 report published by Influencer Marketing Hub. The report also found that even companies with a mediocre understanding of how to use Influencer Marketing had an average earned media value of $5.20 per dollar spent.

Social Influencers will actively promote Connect Social to their network of followers at no upfront cost to Connect. For example, if a social influencer has 100,000 followers on Instagram, the influencer will promote the Connect Social network. Their followers would get paid 100 coins for signing up and the influencer would earn 25 coins. If 10% or 10,000 followers joined, the influencer would earn 250,000 coins. At only $1 per coin, that would equal $250,000. That is an incredible income for an influencer.

Treasure Island – North American Official Launch

Starting January 2024, Connect Social will put 100 social influencers on a tropical island to search for the Connect Coin treasure. Each influencer, who will have hundreds of thousands to millions of followers, will battle for 14 days through a variety of challenges, both physical and mental, to find the ultimate treasure.... $1,000,000 in Connect Coins!

Treasure Island will be the catalyst for millions of merchants (who will join for free) and consumers (who will be paid in coins), to join Connect Social.

 If each social influencer has an average following of 100,000 and we have 100 influencers, that means we will potentially have upwards of 100,000,000+ followers that will be exposed to Treasure Island, Connect Social and Connect Coins. Our current cast for season 1 has over 300,000,000 followers on a variety of social platforms.

Connect TV (Launching January 2024)

Please Watch a short video about Connect TV here https://vimeo.com/752709246.

Connect TV is our own version of Youtube. Right now, most platforms you are using to watch video content are controlling what people can share, and what you can see, so that it fits what they want. Not what you actually want, or even what the content creators want.

Connect TV will never control what you see or what you say.

Finally, creators can speak their voice on what they love to share, without fear of being DE platformed and losing their revenues generated by their videos. Right now, a channel can be flagged for its content, and it's gone. Without warning.

Plus, Content Creators for Connect TV will be paid higher percentage commissions than any other video platform.

You can enjoy original content like Treasure Island, as well as many other reality-based TV shows including original content created by Connect Ambassadors. Any Connect Ambassador can create video content on Connect TV and get paid for it!

No one really enjoys watching commercials, but Commercials are the only way revenue is generated on the Connect TV platform. We solved that problem. If you have to watch commercials you may as well get paid for it! All ads will be targeted to your needs and you'll be paid to watch them. You no longer need to sit through painful ads watching the clock tick down. Now the ads will be for products and services targeted to your habits, and you will know that as you are watching, you are getting paid!

We also took Connect TV one step further....If you referred people to Connect Social, you'll get paid when they watch ads as well. Where else can you get paid when other people watch ads!?

Merchants can now market to a verified audience.

Connect TV is launching January 2024 with Treasure Island being the flagship show.

The Opportunity

The technology industry tends to build mass fortunes on the backs of the consumers with little to no regard for how they treat "the little guy". Consumers have no choice but to accept what's given to them... Until now!

Connect Social is building a censorship free Social Network that compensates consumers and merchants for helping us to grow without telling them how to act or how to think. They have an invested interest in Connects Success. We are building a social economy utilizing a safe and stable loyalty token with a stable increase in value based on the volume of transactions that happen inside the Connect Social Economy.

Furthermore, instead of stealing their data, we are compensating consumers for their consumer data. Based on the fact that we are paying for data, all consumers allow us to collect verified data on them and their financial transactions.

What does Verified data mean to a small business? EVERYTHING!

What covid taught us is that Governments will favor large corporations over small businesses; hence why they closed and destroyed a massive number of small businesses. If given a choice, consumers are more likely to support small businesses rather than large corporations.

Connect Social is built for small businesses to provide them with a level playing field. If given an opportunity for price and convenience, consumers will always support their local businesses.

When consumers join Connect Social and shop at Connect Social merchants, they are compensated. More so, they are compensated to help Connect grow. The level of loyalty that Connect will garner from Consumers and Merchants will be unprecedented.

Competition

Connect Social is a revolutionary synergistic economy with huge benefits to consumers and merchants alike.

Connect Social has no direct competition. There is no company that has a full suite of products that work together to create a symbiotic economy. If broken down into 3 markets: Ecommerce, Social Media and loyalty, our competitors are as follows.

Ecommerce

- Amazon would be considered a close comparison to Connect Shops. Amazon started in 1995.

- Amazon 2021 Revenues $470 Billion.

- Amazon's Market cap as of March 2022 is 1.63 trillion.

- Amazon has 197,000,000 customers worldwide that purchase every month. Amazon has 195 active warehouses in the world.

- Amazon has 1.3 million employees worldwide. Amazon spent almost 77 billion in shipping last year.

Amazon has built the number one eCommerce platform in North America. Amazon charges merchants upwards of 30% to sell their products on the Amazon platform. Amazon then has to pay a lot of expenses. Warehousing, staff, shipping, etc. Thus, it can be expensive for a merchant to sell products on Amazon. When a consumer buys from Amazon, they need to wait 2 – 30+ days for their product. Amazon merchant support is very poor, and it is complicated to list and sell products on Amazon. It's a very frustrating process for small businesses. There is no incentive for consumers to shop at Amazon except for convenience.

Connect Social has eliminated all the negatives and provides more positives for both consumers and merchants.

1. A very easy process to list and sell products.

2. Merchants have a Connect Social personal concierge that will help if needed.

3. Merchants are only charged 13% (3% pays credit card fees, 7% is paid back to the network of consumers on incentivized loyalty, and 3% is paid to Connect Social)

4. Consumers support local businesses. (All products are held at local merchants)

5. Consumers can either choose to pick up the products or have them delivered the same day (usually within 1 hour) for a small fee.

6. Consumers are paid up to 5% back in Connect Coins for their purchase.

Consumers can save their Connect Coins to let them grow in value, use them on their next Connect merchant purchase, or sell them in the exchange for the local currency.

Both merchants and consumers benefit greatly by shopping on Connect Shops.

Social Media

- Facebook would be considered a close comparison to Connect Social.

- Facebook was started in 2004.

- Facebook 2021 Revenues $117 Billion.

- Facebook's Market cap as of March 2022 is $680B (they just lost almost $300B in the first 3 months of 2022)

- Facebook has 2.91B active monthly users. According to www.statista.com, in the first quarter of 2019, a record figure of approximately 2.2B fake accounts were removed by Facebook.

- Facebook has 3,000,000 companies that advertise on Facebook. Facebook is in 156 countries.

Facebook is the number one platform in the Social Network industry. Advertising on Facebook is quite deceptive for small businesses. Most small business owners do not have the time or expertise to learn how to advertise on Facebook. Facebook provides very little, if any customer support. Facebook has a lot of fake profiles as they do not verify users before they get on the platform. Fake profiles are responsible for a very toxic environment. Cyberbullying, the black market for illegal and stolen goods, inappropriate posts, scams, etc. Merchants are paying based on how many profiles they can market to. With all the fake profiles on Facebook, the merchant does not know if their advertising dollars are being used properly.

Facebook was meant to be a platform where users could express themselves. Over the last few years, Facebook has been heavily censoring users' freedom of speech. Facebook is very left-wing and currently blocks anything that does not conform to its way of thinking. A social platform needs to have basic "rules" like no nudity, no bullying, no hate speech, etc. But apart from these rules, they should NEVER tell people what they can or cannot post. It goes against Americans' first amendment rights. Experts speculate that this is why Facebook's stock has lost over $300B in value in the last few months. Users are getting tired of the way Facebook operates. Facebook users have no invested interest or loyalty to the platform; hence they can leave at any time....and they are.

Connect Social has eliminated the toxic environment that Facebook promotes and has created a safe and financially rewarding platform for Consumers and Merchants.

1. Connect Social does not censor posts. We have basic rules that ensure proper moral behavior, but we will never tell people what or how to think.

2. All users must provide KYC (Know Your Customer) documentation. This can include a driver's license or passport to verify their identity.

3. Safe environment – No fake profiles have all users on their best behavior. Cyberbullying, scams, and black-market activity will be drastically reduced or non-existent due to the fact that we know who ALL of our users are.

4. Connect pays users to join our platform and they get rewarded for helping us to grow. By referring merchants and other consumers to Connect Social, users can earn a lot of money.

5. Connect pays users to shop inside our economy.

6. Every merchant and consumer on the Connect platform will have Connect Coins. EVERYONE wants the coin value to grow as it will benefit everyone. The only way the coin grows in value is with more consumers and more transactions.

7. Loyalty – Our customers and merchants will not leave our platform. If someone leaves, they will lose money owed to them for helping us to grow. They will no longer get paid to shop, and a merchant may lose a customer base that will only shop at Connect Merchants.

8. Customer Support – Merchants will easily be able to navigate their way through the Connect platform.

If they need help, their very own personal concierge will help them. If a consumer needs help, we offer chat, email, or phone support. Phone support is nonexistent in most tech companies.

Loyalty Programs

Loyalty programs have been around since the beginning of commerce. Currently the most "efficient" of programs are too expensive for small businesses to afford.

Most loyalty programs capture consumer data and only pay them 1% in points. These points are often very restrictive to use and often expire. They don't grow in value and you can't use them outside of merchant network of which you received the points.

Connect Social has taken all the positives of loyalty programs and removed the negatives.

1. We pay 3% - 5% back to purchase consumer data.

2. Our Connect Coins don't expire.

3. Connect Coins are not restricted. You'll be able to use them at any Connect merchant worldwide.

4. Connect Coins will grow in value month over month and year over year.

5. You'll be able to send Connect Coins to other Connect Ambassadors.

6. You'll be able to sell your Connect Coins at the Connect exchange for your local currency.

Connect Social is the ultimate loyalty program that will benefit Consumers and Merchants in a symbiotic relationship.

Operations

Connect Social's products are all digital which makes it easy to scale and operate worldwide. Both merchants and consumers will be mostly self-sufficient as the platform is very user-friendly. Users will be able to signup, transact and manage all aspects of the platform on their own with the guidance of online tutorials, etc. However, if our users need it, customer service personnel will be readily available to help.

To expand into other countries is rather simple. Each country requires legal work, software language changes (if the country speaks different languages) and currency changes.

Connect Social will employ upwards of 50 phone sales persons that will each acquire a minimum of 50 merchants per month. This will provide a good base of merchants in each country we move into.

We anticipate each merchant will join our social network and will ask their friends, family and employ- ees to join as well.

Connect Social will employ a concierge to manage an average of 500 merchants. The concierge's job will be to ensure all merchants know how to best utilize Connect for their benefit. The concierge's job is to provide customer assistance as well as drive more sales through their merchants, which will in turn make Connect Social more money.

Connect Social will utilize social influencers to build the consumer network. Everyone that refers other consumers or merchants to join Connect Social will be compensated.

All Connect staff will earn a base salary as well as a commission structure so everyone is incentivized to make more money for Connect and themselves. Connect Social will not work with any unions.

Bonus Coin Program

Bonus Connect Coins via Date of Purchase. Bonus Connect Coins will be issued to all investors who purchase Preferred Units at the above referenced price and during the time periods as set forth below. In addition to each Preferred Unit purchased, Bonus Connect Coins are being issued for investors that choose to act within certain designated time periods as set forth below, and shall be provided as follows:

- Any qualified investment and purchase of Preferred Units before May 31, 2023 will receive five times (5X) their investment in Connect Coins. For example, if an investor invested $1000 through the purchase of 1000 Preferred Units, before May 31, 2023, will receive in addition to those 1000 preferred units, a bonus of Five Thousand (5000) Connect Coins.
- Any qualified investment and purchase of Preferred Units between June 1, 2023 and June 30, 2023 will receive four times (4X) their investment in Connect Coins. For example, if an investor invested $1000 through the purchase of 1000 Preferred Units between June 1, 2023 and June 30, 2023, they will receive in addition to those 1000 preferred units, a bonus of Four Thousand (4000) Connect Coins.
- Any qualified investment and purchase of Preferred Units between July 1, 2023 and July 31, 2023 will receive three times (3X) their investment in Connect Coins. For example, if an investor invested $1000 through the purchase of 1000 Preferred Units between July 1, 2023 and July 31, 2023, they will receive in addition to those 1000 preferred units, a bonus of Three Thousand (3000) Connect Coins.
- Any qualified investment and purchase of Preferred Units between August 1, 2023 and August 31, 2023 will receive two times (2X) their investment in Connect Coins. For example, if an investor invested $1000 through the purchase of 1000 Preferred Units between August 1, 2023 and August 31, 2023, they will receive in addition to those 1000 preferred units, a bonus of Two Thousand (2000) Connect Coins.
- Any qualified investment and purchase of Preferred Units between September 1, 2023 and the end of the investment/CF Round will receive one times (1X) their investment in Connect Coins. For example, if an investor invested $1000 through the purchase of 1000 Preferred Units between September 1, 2023 and the end of the investment/CF Round, they will receive in addition to those 1000 preferred units, a bonus of One Thousand (1000) Connect Coins.

Perpetual Bonus Connect Coins. Connect Social will allocate .0025 (.25%) of the two percent (2%) of the total coins received/transaction revenue received each month by Connect Social that Connect Social retains to be divided and shared with all investors (Pool "A") on a pro-rata basis as set forth and described below. Connect Social will also allocate .0025 (.25%) of the two percent (2%) of the total coins received/transaction revenue received each month by Connect Social that Connect Social retains to be divided and shared with all investors investing a minimum of Fifty Thousand Dollars (Pool "B") on a pro-rata basis as set forth below.

Pool A Bonus Connect Coins. Point twenty-five percent (.25%) of the two percent (2%) of the total monthly transaction revenue/coins received and retained by Connect Social will constitute Pool

A Bonus Connect Coins that will be allocated to all investors as set forth herein. Monthly, the .25% will be equally allocated to each preferred unit and thereafter, each investor will receive, monthly, Bonus Connect Coins in proportion to the number of preferred units that have been purchased by the respective investor. For example, per this offering, the minimum purchase of preferred units is One Hundred Dollars ($100.00). Because the bonus coins are allocated on a pro-rata basis, an investor who purchased 500 preferred units would receive five times (5X) the amount of the monthly bonus coin distribution than an investor with only 100 preferred units. This pool will be divided on a pro-rata basis to all investors.

Pool B Bonus Connect Coins. Point twenty-five percent (.25%) of two percent (2%) of the total monthly transaction revenue/monthly coins received and retained by Connect Social constitute Pool B Bonus Connect Coins that will be allocated to those investors who purchased a minimum of 50,000 Preferred Units. Monthly, the .25% will be equally allocated to each qualified preferred unit subject to the division of Pool B Bonus Connect Coins. Each investor who invested a minimum of Fifty-Thousand Dollars ($50,000.00) will receive their share of the Pool B Bonus Coins that will be divided amongst all eligible investors monthly in proportion to the number of preferred units that have been purchased by the respective qualified investor. For example, per this offering, the minimum purchase of preferred units is Fifty-Thousand Dollars ($50,000.00). Accordingly, an investor who purchased 250,000 preferred units would receive five times (5X) the amount of Pool B bonus Connect Coin than an investor with only 50,000 preferred units. This pool will be paid monthly, but only to those investing a minimum of $50,000.00. Please note that those who qualify for Pool B Bonus Connect Coins also share in the Pool A Bonus Connect Coins given to all investors as set forth above.

We look forward to having you part of the team…Welcome to Connect Social.

RISK FACTORS

An investment in our Class A Membership Interest Units involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Membership Interest Units offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Membership Interest Units and the market price of our Membership Interest Units, which could cause you to lose all or some of your investment in our Membership Interest Units. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements Disclosure" below.

Risks Related to the Company's Business and Industry

Failure to adapt to technological changes may render our technology obsolete or decrease the attractiveness of our solutions to our customers.
Although we believe our current technology and processes will be suitable for operations well into the foreseeable future, if new industry standards and practices emerge, or if competitors introduce new solutions embodying new services or technologies, our technology and processes may become obsolete. Our future success will depend in part on our ability to:

● fully develop and enhance our smart technology;
● develop and potentially license new solutions and technologies that address the needs of our prospective customers; and

- respond to changes in industry standards and practices on a cost-effective and timely basis.

We must continue to enhance the features and functionality of our technology and product offerings. The effective performance, reliability and availability of our technology and product offerings are critical to our reputation and our ability to attract and retain users and customers. If we do not continue to make investments in product development and, as a result, or due to other reasons, fail to attract new and retain existing customers and investors, this could significantly decrease the value of our products and services to all customers and stakeholders. There can be no assurance that we will be successful in developing, marketing and selling new products and services that meet changing demands, that we will not experience difficulties that could delay or prevent the successful development, introduction, and marketing of these products and services, or that any new products and services and their enhancements will adequately meet the demands of the marketplace and achieve market acceptance.

We may experience defects and system failures with respect to our technology solutions, which would harm our business and reputation and expose us to potential liability. Further, the technology solutions underlying our products and services may in the future contain undetected errors or defects when first introduced or when new versions are released. In addition, we, or our customers, may experience difficulties in installing or integrating our technologies on platforms (such as iPhones and other smart phones) used by our customers. Defects in our technology solutions, errors or delays in development of our technology and products, or other difficulties could result in:

- interruption of business operations;
- delay in market acceptance;
- additional development and remediation costs;
- diversion of technical and other resources; and
- loss of customers.

Competitors may develop and deploy superior technology and product offerings. We expect that current competition will intensify.
Barriers to entry are relatively minimal, and competitors can offer products and services at a relatively low cost. We must compete for a share of a set base of players. Several companies offer competitive solutions that compete with our products and services. We expect that additional companies will offer competing solutions on a stand-alone or combined basis in the future. Furthermore, our competitors may offer products or services that are superior to, or have greater market acceptance than, the solutions that we offer. If we are unable to compete successfully against our competitors and/or other products, we may fail.

We are increasingly dependent on information technology and expanding social media vehicles present new risks.
The use of social media could cause us to suffer brand damage or information leakage. Negative posts or comments about us on any social networking website could damage our or our brands' reputations. Employees or others might disclose non-public sensitive information relating to our business through external media channels, including through the use of social media. The continuing evolution of social media will present us with new challenges and risks.

We have limited operating history, which makes our future performance difficult to predict.
We have limited operating history. You should consider an investment in our Membership Interest Units in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.
As shelter-in-place orders and non-essential business closings have occurred due to COVID-19, the Company's revenue may be adversely affected by such an event in the future. Also, the Company depends on manufacturing in China, and the global pandemic raises supply chain issues and may result in an inability to fulfill orders of the Company's product.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

The Company is subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.

Risks Related to the Offering

There can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class.

Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. An investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the

Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to the Securities

There is currently no trading market for our securities. An active market in which Investors can resell their Membership Interest Units may not develop.
There is currently no public trading market for any Membership Interest Units, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Membership Interest Units at any price. Accordingly, you may have no liquidity for your Membership Interest Units. Even if a public or private market does develop, the market price of the Membership Interest Units could decline below the amount you paid for your Membership Interest Units.

There may be state law restrictions on an Investor's ability to sell the Membership Interest

Units.

Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Membership Interest Units. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Membership Interest Units. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to Investors in such offering. If such Investors exercised their rescission rights, the Company would have to pay to such Investors an amount of funds equal to the purchase price paid by such Investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such Investors a rescission right, have sufficient funds to pay the prior Investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities will not be freely tradable under the Securities Act until one year from the

initial purchase date.

Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price. Investors Purchasing the Securities will have limited rights.

A majority of the Company is owned by one entity.

Prior to the Offering, one entity beneficially owns 100% of outstanding common membership units of the Company. This entity may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. This entity may have Membership Units that are different from yours. For example, this entity may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential Investors are willing to pay for the Company. In addition, this entity could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.

The Securities offered will be subject to dilution. The Company may issue additional equity to employees, third-party financing sources, and other Investors, and as a consequence holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce an investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other Investors) is typically intended to provide the Company with enough capital to reach the next major Company milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing Investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

We arbitrarily determined the price of the Securities and such price which may not reflect the actual market price for the Securities.

The Offering of Securities at $1.00 per Unit by us was determined arbitrarily and the current, estimated valuation of the Company arising from such price per interest in this Offering is $50,000,000. The price is not based on our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the Securities. The market price for the Securities, if any, may decline below the price at which the Securities are offered. Moreover, recently the capital markets have experienced extreme price and volume fluctuations which have had a negative effect impact on smaller companies, like us.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING AND THE SECURITIES

THE OFFERING

The Company is currently seeking to raise funding of up to $5,000,000 through the sale of up to 5,000,000 Preferred Membership Units, based on a valuation of $50,000,000. This funding will allow for the development of the Connect Social social network ecosystem, a creation of the world's largest verified symbiotic economy. Connect Social, consumers and merchants will all work together to create an economy that will expand around the world in the next 5-10 years.

OWNERSHIP AND CAPITAL STRUCTURE
Principal Holders of Outstanding Securities

Name of Holder	Class of Units	Number of Units Held Prior to Offering	Percentage (%) of Units Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
Connect Social Colorado LLC	Common Membership Units	45,000,000	100%	100%

Classes of Securities of the Company

The Company is offering 5,000,000 Preferred Membership Units at $1.00 per Unit (the "Securities") on a best efforts basis. Assuming Maximum Proceeds are raised, there will be 5,000,000 Preferred Membership Units issued in the Company with the Interests sold through this Offering equaling 100% ownership of issued Preferred Membership Units in the Company post closing. As of the date of this Offering, One hundred percent (100%) of Common Membership Units are issued to Connect Social Colorado LLC.

Common Membership Units
Common Membership Unit holders have voting rights. Common Membership Units are not being offered through this Offering.

Preferred Membership Units
Preferred Membership Unit holders do not have voting rights. Preferred Membership Units are being offered through this Offering. Preferred Units will receive Bonus Coins depending on when the Preferred Units were purchased, and what Pool(s) the investor qualifies for after purchasing their respective Preferred Units. (See "Bonus Coin Program" described in Anticpated Business Plan).

Price per Preferred Unit.
Each Preferred Membership Unit will be sold for $1 with a minimum of $100 per investment. Two sources of Bonus Connect Coins will be rewarded to each investor to use inside the Connect Economy based upon (1) the date of the investment(s) ("Investment Bonus Coins"), and (2) the amount of the investment ("Perpetual Bonus Coins").

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Each Preferred and Common Membership Unit shall be equally diluted based upon the percentage of the dilution and it being allocated proportionately upon all Preferred and Common Membership Units. With any partial or complete sale of the Company, each Preferred and Common Membership Unit will receive an equal interest in such sale, and allocated in proportion to the total number of Units, Preferred and/or Common owned by any member.

How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?

The Preferred Units are self-valued by the current members of the LLC. The Members are willing to sell up to 10% of the Company Units and offer bonus Connect Coins as a form of "royalty" payment on Connect Coin transactions.

What are the risks to purchasers associated with corporate actions (including additional issuance, related party transactions, conflicts of interest)?

Other Material Terms
The Company does not have the right or obligation to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Angel Balichowski filed for bankruptcy in 2017, which was discharged in 2018.
Carmine Parella filed for Chapter 7 bankruptcy in 2011, which was discharged in 2012.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. The Company currently has no transactions with related persons.

Conflicts of Interest

The Company is not currently engaged in any transactions or relationships which would give rise to a conflict of interest with the Company, its operations, and/or its security holders.

Restrictions on Transfer of the Securities Being Offered

The Securities being offered may not be transferred by any purchaser of such Securities during the one year period beginning when the Securities were issued, unless such Securities are transferred:

(1) to the Issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Delivery of Securities

The Company will complete the transaction and deliver the Class __ Membership Interests to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Cancellation

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

INDEBTEDNESS

The Company does not have any outstanding debt.

Does the Company have operating history: ☐ Yes   ☒ No

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

The Platform

Connect Social is a new and exciting social economy that is completely unique, because it rewards consumers for their data, while allowing merchants to purchase that same verified data. This makes them stand apart from other big tech companies who provide neither.

Connect Social's consumers are part of a social network, similar to Facebook, which allows them to shop at merchants, such as to Amazon. The difference, however, is that consumers get paid for their data while shopping with local merchants. Local merchants receive 100% verified data, while utilizing a stable loyalty token, in a synergistic economy where everyone benefits. Connect Social is the ultimate loyalty program that benefits both consumers and merchants.

Large tech corporations are making billions from consumers' personal data. In exchange, they are given a free social platform, but no remuneration. These corporations were built on the backs of their users. Without users, they would not exist. Users' personal data is taken every day and sold, with or without their knowledge. The only way to avoid the mining of their data is to stay off social media and basically stay offline – period! Do not purchase in stores with your credit card and do not use your cell phone. Unless you live off the grid, your data is being mined digitally every day.

Unfortunately, if you want to participate in the modern digitally connected society we live in, there is no way out of it. Personal data is being mined and utilized by social platforms, or sold to merchants, so they can better market their products. Loyalty programs, as they are today, do not greatly benefit consumers. Currently, no one is offering any significant compensation to these consumers for the use and sale of their data. Merchants' loyalty points programs were designed for data collection and profitability, not to benefit consumers. Points expire, have little true value per dollar spent, and are often usable only for specific things.

Digital, mobile, and social media platforms are the future of advertising, presenting the best and least expensive option when utilized properly. Unfortunately, most small businesses do not understand how they work, or cannot dedicate the time necessary to learn. Today's merchants are spending hundreds of billions of dollars on online marketing, which is currently riddled with problems. Social media platforms are providing fewer and fewer quality sales leads. On top of this, the leads they do provide are often limited to certain businesses. Many merchants find online marketing difficult to comprehend, with data that is often untimely and unreliable. Businesses are paying too much for too little. They realize that it could be greatly beneficial to their operations, but do not understand it well enough to know they are not getting a good enough return on the money they are investing in it. Presently, they are not given specific data on the consumers who shop at their business. The data they are given is "rented", in a sense, for a fee.

The problems are twofold; consumers are having their data used and they are not being properly compensated for it. Merchants are paying a significant amount of money for online marketing to an unverified audience, with a small return, in many cases.

These two problems are symbiotic, so a solution is needed that will encompass both. The solution is Connect Social LLC.

Connect Social is being built in 3 Phases:

Phase 1 - The Social Network

We built and launched the Social Network October 1, 2022. As of December 31, 2022, we've grown to 12,000 people on the Social Network.

We used limited funds to build the Social Network to prove our model, that being consumers would not only register on a new social network, but more importantly, provide their identification to verify their identity.

The Social Network was built first so we have a place to enroll consumers, who we call Ambassadors, and then verify their identity.

The biggest positive regarding Connect Social's network are that we won't censor what Ambassadors say or see. The last few years have shown clearly how much large tech companies like Facebook, Twitter, TikTok, YouTube etc. will censor posts and users that don't agree with their narrative. Many users have been de-platformed if they have a following that goes against the tech companies' content policies. This has become quite prominent since Elon Musk has purchased Twitter and exposed how deep the government and Big Tech has worked together.

It doesn't matter what your political beliefs are, as we at Connect Social don't believe we have the right to tell you what you should see or say. We have very basic community standards like no bullying, no hate speech, no nudity/pornography etc. but other than that we run our social network with two very simple concepts:

1.   If you don't like what someone has to say you don't have to follow them.
2.   If you don't like what someone has to say about your posts you can block them.

It's actually that simple.

The other difference is that EVERYONE on the network is verified by government photo identification that we call KYC (Know Your Customer). Just like your bank does, we verify all users to make sure everyone on the platform is a real person. No one will have more than one profile and there will be no "Bots".

With everyone being verified we believe there will be less "abusive" behavior on Connect Social, as we know who the user is. They can't hide behind being anonymous. This should lead to a safer and less stressful social network experience.

The Challenges

Connect's social network isn't "feature rich" like Facebook or other social networks. We're a very stripped-down version of Facebook. Users coming on board our social network now will not get the experience their getting on Facebook when it comes to the amount of interaction with other users, going "live" etc.

As we raise additional capital, we'll continue to add more features on our social network. Over the next 1-2 years we will be continuously upgrading to compete with features similar to those on other platforms.

Another challenge is we currently don't have the server power to be able to grow quickly. As of now, we're being very strategic on restricting the number of people able to join our social network.

Once our CF (Crowd Fund) raise starts and we have more capital to work with, we'll be able to optimize our network. We will have the server capacity in place to ensure we can handle large user growth.

It's very important to understand, Connect Social is NOT trying to replace or compete with Facebook or any other social network. Our whole business model is about collecting verified consumer data. We use our social network as a "store front", to allow users to activate a verified account in our synergistic social economy. While our network will eventually be modern and user friendly, it is not the core of our business.

We anticipate people will have some apprehension to joining Connect Social, as we are asking them to prove their identity. No other social network requires proof of identity, so this is something new that people are not accustomed too.

The solution to this challenge is actually simple. We pay our users to join Connect Social and provide their verified identification. At Connect Social we don't take or steal their consumer data - instead we pay them for it.

The first 1,000,000 Ambassadors that join and verify their identity will receive 100 Connect Coins (our utility token). They can use their coins at Connect merchants once the merchant platform launches. People may also save the coins and let them grow in value or sell them on the Connect Exchange when it is live. We will open our exchange at $1 per coin, so in essence we're giving the first 1,000,000 Ambassadors $100 to join and verify their identity.

Furthermore, we're also paying Ambassadors 25 coins for referring their friends and family to join Connect Social. Every Ambassador in Connect Social has a financial motivation in helping us to grow.

The first 1,000,000 verified Ambassadors receive 100 coins to join and 25 coins for referrals.

The second group of 1,000,001 – 5,000,000 verified Ambassadors will receive 50 coins to join and 15 coins for referrals.

The last group of 5,000,001 – 10,000,000 verified Ambassadors will receive 25 coins to join and 5 coins for referrals.

Our belief is by paying our members to sign up, in tandem with our completion of the shopping platforms, we will entice a large number of people to join our network. In turn, their referrals will feel safe in fulfilling our request of identification verification, as they will be reassured by the people referring them who have already went through this process. As the numbers grow larger and word about what a revolutionary platform Connect Social is gets out, we believe there will be an explosion of users and merchants flocking to our platform

Phase 2 – The Shopping Platform and Pre-registering Merchants.

After successfully launching our social network, we need to raise additional capital to build and launch our shopping platforms. As a company, we decided to utilize a Regulation CF to raise the funds

necessary to complete our software build, launch us into the market place, and finally, put us in a more positive cashflow position.

We anticipate Connect Shops and Connect Local will be live sometime in Q4 of 2023. This will allow us to take all the merchants that pre-registered and activate them on Connect Shops and Connect Local. We will utilize what remains of 2023 to beta test and fix any issues or errors that come up on any of the platforms.

The full platform launch is expected to take place by January 2024.

The Challenges

Getting in front of Merchant owners/managers will be our greatest challenge. By hiring a large number of phone sales persons to acquire a base of minimum of 200 merchants per state (USA) and province (in Canada) we know that by calling state by state we'll be able to create a "fear of loss" for a merchant with our introductory offers.

Each phone salesperson should be able to acquire 2-3 merchants per day for a total of 50 per month. If 50 callers call Las Vegas Merchants, they'll acquire 200 merchants in a matter of 2 days. Merchants will need to make a decision quickly to join for free as we'll offer special benefits for the first 200 merchants.

This sales technique should allow us to have over 12,000 merchants on the platform before we're live in January 2024.

We know that once the platform is live, merchants will jump at the unique opportunity Connect Social presents for their business. Where else can they go and advertise to 100% verified customers with 100% verified consumer data? Not Facebook, not Twitter, etc. - nowhere but Connect Social offers this revolutionary new platform for merchants.

Why would a merchant continue to advertise on Facebook when they have to pay upfront for advertising? When they are being charged for fake profiles, bots etc. They're actually wasting their advertising dollars marketing this way – Connect Social provides only verified consumers and therefore would be the more obvious choice.

Phase 3

The full platform launch, including the Connect Exchange, is planned to occur in early 2024.
Upon completing the merchant platform, onboarding merchants, and beta testing our platforms we will then launch the entire platform, including the Connect Exchange. This will allow merchants and ambassadors to buy and sell Connect coins to be used inside the Connect economy.

At this point, Connect Social will begin generating revenues from ad sales on Connect TV, Connect Social Network, Connect Local, and Connect Shops. Furthermore, Connect ambassadors will begin shopping at Connect merchants and Connect Social will earn a minimum of 2.5% on each transaction.

Connect Projections

Based on a full $5,000,000 CF fund raise, we believe we will have a minimum of 29,000 ambassadors and 12,790 merchants in Canada and the USA before the end of 2023. The funds raised will mostly

be used to complete the Phase 2 and 3 software and staffing to manage the growth of merchants and ambassadors.

The launch of Phase 3 in January 2024 will put Connect Social into a revenue generating position. This will allow us to significantly grow and maintain that growth year after year.

We believe our projections are conservative for many reasons:

Year 1 – Our ambassadors are compensated for helping us to grow. If each ambassador refers one person per month, we could double the number of ambassadors each month

Our merchant projections are based on if a caller only acquires 50 merchants per month. We didn't account for any ambassadors referring merchants. If only 10% of our ambassadors all referred one merchant in the first year, we would have significantly more.

Year 2 - When ambassadors start making purchases at Connect Merchants, we only accounted for an average of $100 per month per ambassador. Realistically, we strongly feel most ambassadors will spend $300 plus in the economy every month.

We didn't account for merchants purchasing advertising on the Social Network, Connect Shops, Connect Local or Connect TV. Connect will continue to introduce several other products that we are confident merchants will want to purchase.

In Year 2 we will start reinvesting our profits into opening up other countries. In our projections we did not list those other countries in our revenues for Year 2, as we don't know what those will be yet.

Influencers

Once the platform if fully launched in January 2024, we will work with social influencers to help us to grow the social network and Connect TV. Social influencers on TikTok, Facebook, Instagram etc. are not paid to be there. They provide content, and social media companies make billions from users that consume that content.

With Connect Social, these social influencers will be paid extremely well to bring their followers to us. FINALLY, they'll be paid for their influence.

Imagine if an influencer only had 100,000 followers on Instagram. Then they started marketing Connect Social and only 10% or 10,000 people joined Connect Social from the influencers' personal invitation link. The influencer would earn 25 coins for each person for a total of 250,000 Connect Coins. Those coins can be used at Connect merchants, sold on the exchange for fiat currency, or saved to have them grow in value.

If those consumers shopped inside our economy and each bought only $100 per month, the influencer would earn .75% of those transactions. That influencer could easily earn 7,500 Connect Coins per month. In one year, the influencer could earn a total of 340,000 coins. If the coin was trading at $1 per coin that influencer could earn $340,000.

What Social network could or would pay the influencer that kind of money…. only Connect Social will.

Social Influencers will be an enormous difference maker for Connect Social.

At the Connect Social Management team, we're extremely confident in our business model and projections.

Risks

As we move forward with the CF raise and developing the rest of Phase 2 and 3, we have identified a few risks:

1. What if merchants don't join or what if merchant uptake is slow? We don't believe it's a matter of "if" they join, but rather it's how quickly they join. Merchants join for free, so they only pay us when we send them sales. No other social network or traditional marketing methods have based their advertising on performance. Merchants know that we don't make money unless they do. That creates a partnership that ensures we all benefit.

If merchants do decide to advertise on our platform, they know that their marketing to real people with real consumer data. This means they won't be wasting their money.

If merchant adoption is slow initially, it's not too concerning, as we know that more and more merchants will join each month. In time, we'll be at the "tipping" point, where merchants don't want to miss out on being part of the platform.

Almost everyone knows someone that manages or owns a business and most importantly, our Ambassadors get compensated when they refer a business. This means business owners aren't being solicited by "sales people", but instead are being told by their family and friends that they should join a free platform which will make their business more profitable.

If adoption by merchants is slow, it will affect our cashflow, which simply means we'll grow slower. It's not really a matter of if we grow, but rather how fast we do.

2. What if we don't raise enough or if the money raise is slow. This a very real possibility. As a management team we're very confident that investors will find our opportunity very compelling, as there is no other company out there like Connect Social. Connect Social is revolutionary and will be a major disruptor to many industries.

If funds are slow, it simply means everything will take longer. It's not a matter of "if" Connect Social will be successful, it just means our success could take longer.

In Summary

As an investor in Connect Social, you are not just a passive partner with shares hoping we become successful. You are able to directly help in our success by joining our Connect Social Network. Once you've joined, you are paid to refer your family and friends to join. Then, in turn, they are paid to invite their friends and family, and the cycle just keeps going on and on. The same goes for referring merchants to Connect Social. The more Ambassadors and merchants we have, the more successful we become.

Connect Social was built by the people, for the people, and we compensate everyone extremely well for

helping us to grow. When everyone has an invested interest in our success…. that breeds true loyalty!

Welcome to Connect Social!

USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	2.5%	$250	2.5%	$125,000
Staff Salaries	45%	$4,500	45%	$2,250,000
Rent/Office Expenses	21.3%	$2,130	21.3%	$1,065,000
Legal Services	1.8%	$180	1.8%	$90,000
Accounting/ Payroll	7%	$700	7%	$350,000
Software	17%	$1,700	17%	$850,000
Computer Hardware	1%	$100	1%	$50,000
Travel/ Relocation	3%	$300	3%	$150,000
Insurance	1.4%	$140	1.4%	$70,000
Total	100%	$10,000	100%	$5,000,000

Netshares Financial Services, LLC shall take a two point five (2.5%) commission of the funds raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company will complete the transaction and deliver Securities to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The Intermediary will notify Investors when the Target Offering Amount has been met.

If the Issuer reaches the Target Offering Amount prior to the deadline identified in the

offering materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

If an Investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the Issuer upon closing of the Offering and the Investor will receive securities in exchange for his or her investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT A: FINANCIALS



Financial Statements and Report of
Independent Certified Public Accountants

Connect Social LLC

December 31, 2022

Connect Social, LLC

Table of Contents



<center>**Independent Auditor's Report**</center>

To the Member of **Connect Social LLC**

Opinion

We have audited the accompanying financial statements of **Connect Social LLC** which comprise the balance sheet as of December 31, 2022 and the related statements of operations, member's deficit, and cash flows for the period from April 21, 2022 (inception) to December 31, 2022, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Connect Social LLC** as of December 31, 2022, and the results of its operations and its cash flows for the period from April 21, 2022 (inception) to December 31, 2022 with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of **Connect Social LLC** and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about **Connect Social LLC**'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

<center>
ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com
</center>



In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of **Connect Social LLC**'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about **Connect Social LLC**'s ability to continue as a going concern for a reasonable period of time.

Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the financial statements, the Company experienced a net loss of approximately $110,000 from inception to December 31, 2022. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note C. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Assurance Dimensions

Margate, Florida
January 31, 2023

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 |

Connect Social LLC
Balance Sheet
December 31, 2022

ASSETS

Current Assets	$	-
TOTAL ASSETS	$	-

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities		
TOTAL LIABILITIES	$	-
Member's Equity		-
TOTAL MEMBER'S EQUITY		-
TOTAL LIABILITIES AND		
MEMBER'S EQUITY	$	-

The accompanying notes are an integral part of this financial statement.

Connect Social LLC
Statement of Operations
For the period from April 21, 2022 to December 31, 2022

REVENUE
    Total revenue $ -

EXPENSES
      General and administative expenses 109,995
    Total operating expenses 109,995

    LOSS FROM OPERATIONS (109,995)

OTHER INCOME (EXPENSES) -

NET LOSS $ (109,995)

Connect Social LLC
Statement of Cash Flows
For the period from April 21, 2022 to December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	(109,995)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Net cash used by operating activities		(109,995)

CASH FLOWS FROM INVESTING ACTIVITIES

Net cash (used in) investing activities		-

CASH FLOWS FROM FINANCING ACTIVITIES

Equity contributions		109,995
Net cash provided by financing activities		109,995
NET INCREASE IN CASH		-
Cash at beginning of year		-
Cash at end of year	$	-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during year for interest	$	-
Cash paid during year for income taxes	$	-

Connect Social LLC
Statement of Member's Equity
For the period from April 21, 2022 to December 31, 2022

	Units	Additional Paid In Capital		Retained Deficit		Total	
April 21, 2022	-	$	-	$	-	$	-
Issuance of founders units	50,000,000		-		-		-
Equity contribution	-		109,995		-		109,995
Net loss	-		-		(109,995)		(109,995)
December 31, 2022	50,000,000	$	109,995	$	(109,995)	$	-

Connect Social LLC

Notes to Financial Statements
December 31, 2022

Note A – Nature of Business and Organization

Connect Social LLC was organized in April 2022 in the State of Nevada. Headquartered in Las Vegas Nevada. Connect Social is a new and exciting Social Economy that is completely unique because it rewards consumers for their data while allowing Merchants to purchase VERIFIED Consumer data. This makes them stand apart from other big tech companies, who provide neither. Connect Social's consumers are part of a social network, similar to Facebook, which allows them to shop at merchants, similar to Amazon. The difference, however, is that Consumers get paid for their data while shopping with local merchants. Local merchants receive 100% verified data, while utilizing the most stable loyalty token, in a synergistic economy where everyone benefits. Connect Social is the ultimate loyalty programs that benefits consumers and merchants.

Note B – Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The Company's fiscal yearend is March 31st.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of less than three months to be cash and cash equivalents. The Company places its temporary cash investments with high quality financial institutions. At times, such investments may be in excess of FDIC insurance limits. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Income Taxes

The Company is a limited liability company under the laws of the State of Nevada and has elected to be treated as a corporation for federal tax reporting purposes. The Company records a deferred tax asset or liability based on the difference between financial statement and tax basis of assets and liabilities as measured by the anticipated tax rates which will be in effect when these differences reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

The Company recognizes and discloses uncertain tax positions in accordance with GAAP. The Company evaluated its tax positions and determined it has no uncertain tax positions as of December 31, 2022. The Company's tax returns are subject to income tax examinations generally for a period of three years from the date of filing. The Company's 2022 tax year is open for examination for federal and state taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Connect Social LLC

Notes to Financial Statements
December 31, 2022

Note C – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. For the period from inception to December 31, 2022, the Company incurred net losses of approximately $110,000. The net cash used in operating activities from inception to December 31, 2022 was approximately $110,000. These matters raise doubt about the Company's ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon future sales and obtaining additional capital and financing. While the Company believes in the viability of its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note D – Member's Equity

At December 31, 2022 the Company had 50,000,000 common units issued, authorized and outstanding. At inception the Company granted 50,000,000 units to its sole member as founders shares for $0. During the period from inception to December 31, 2022 the Company received a $109,995 in capital contributions from is Sole Member.

Note E – Commitments and Contingencies

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Note F – Subsequent Events

Management has assessed subsequent events through January 31, 2023 the date on which the financial statements were available to be issued.

EXHIBIT B: SUBSCRIPTION DOCUMENT

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

Connect Social LLC.

6671 S. Las Vegas Blvd.,

Building D, Suite 210,

Las Vegas, Nevada, 89119

Attn: Brett Nicholson, President and COO

Ladies and Gentlemen:

Ladies and Gentlemen:

The undersigned understands that **Connect Social LLC.,** a corporation organized under the laws of **Nevada** (the "Company"), is offering the entirety of its 5,000,000 preferred units (the **"Securities")** in a Regulation Crowdfunding offering. These preferred units constitute ten percent (10%) of the total units (preferred and common combined) of Connect Social LLC, but unlike the common units, the preferred units do not have voting rights. However, the terms of acquisition of the preferred units—as detailed herein, will not be available or provided with any of the common units. Hence, this offering is limited solely to the preferred units and is made pursuant to the Form C (the **"Form C").** The undersigned further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act **("Regulation Crowdfunding")** and without registration of the Securities under the Act (this **"Offering").**

Each preferred unit will be sold for $1 with a minimum of $100 per investment. Two sources of Bonus Connect Coins will be rewarded to each investor to use inside the Connect Economy based upon (1) the date of the investment(s) ("Investment Bonus Coins"), and (2) the amount of the investment ("Perpetual Bonus Coins"). The amounts of the Bonus Connect Coins are detailed and set forth below.

      Investment Bonus Connect Coins. Investment Bonus Connect Coins will be issued to all investors with additional coins being issued for investors that choose to act within certain designated time

periods as set forth below, and shall be provided as follows:

- **Any investment before May 31, 2023** will receive five times (5X) their investment in Connect Coins. For example, if an investor invested $1000 before May 31, 2023, they will receive 1000 preferred units and a Five Thousand (5000) bonus of Connect Coins.

- **Any investment between June 1, 2023 and June 30, 2023** will receive four times (4X) their investment in Connect Coins. For example, if an investor invested $1000 between June 1, 2023 and June 30, 2023, they will receive 1000 preferred units and a Four Thousand (4000) bonus of Connect Coins.

- **Any investment between July 1, 2023 and July 31, 2023** will receive three times (3X) their investment in Connect Coins. For example, if an investor invested $1000 between July 1, 2023 and July 31, 2023, they will receive 1000 preferred units and a Three Thousand (3000) bonus of Connect Coins.

- **Any investment between August 1, 2023 and August 31, 2023** will receive two times (2X) their investment in Connect Coins. For example, if an investor invested $1000 between August 1, 2023 and August 31, 2023**,** they will receive 1000 preferred units and a Two Thousand (2000) bonus of Connect Coins.

Any investment between September 1, 2023 and the end of the investment/CF Round will receive one times (1X) their investment in Connect Coins. For example, if an investor invested $1000 between September 1, 2023 and the end of the investment/CF Round, they will receive 1000 preferred units and a One Thousand (1000) bonus of Connect Coins.

Perpetual Bonus Connect Coins.

Connect Social will allocate .0025 (.25%) of the two percent (2%) of the total coins received/transaction revenue received each month by Connect Social that Connect Social retains to be divided and shared with all investors (Pool "A") on a pro-rata basis as set forth below. Connect Social will also allocate .0025 (.25%) of the two percent (2%) of the total coins received/transaction revenue received each month by Connect Social that Connect Social retains to be divided and shared with all investors investing a minimum of Fifty Thousand Dollars (Pool "B") on a pro-rata basis as set forth below.

Pool A Bonus Connect Coins.

Point twenty-five percent (.25%) of the two percent (2%) of the total monthly transaction revenue/coins received and retained by Connect Social will be equally allocated to each preferred unit and thereafter, each investor will receive, monthly, Bonus Connect Coins in proportion to the number of preferred units that have been purchased by the respective investor. For example, per this offering, the minimum purchase of preferred units is One Hundred Dollars ($100.00). Accordingly, an investor who purchased 500 preferred units would receive five times (5X) the amount than an investor with only 100 preferred units. This pool will be divided on a pro-rata basis to all investors.

Pool B Bonus Connect Coins.

Point twenty-five percent (.25%) of the two percent (2%) of the total monthly transaction revenue/monthly coins received and retained by Connect Social will be equally allocated to each preferred unit subject to the division of Pool B Bonus Connect Coins. Each investor who

invested a minimum of Fifty-Thousand Dollars ($50,000.00) will receive their share of the Pool B Bonus Coins that will be divided amongst all eligible investors monthly in proportion to the number of preferred units that have been purchased by the respective qualified investor. For example, per this offering, the minimum purchase of preferred units is Fifty-Thousand Dollars ($50,000.00). Accordingly, an investor who purchased 250,000 preferred units would receive five times (5X) the amount than an investor with only 50,000 preferred units. This pool will be divided only to those investing a minimum of $50,000.00. Please note that those who qualify for Pool B Bonus Connect Coins also share in the Pool A Bonus Connect Coins given to all investors as set forth above.

*All investors must create a verified account on www.iamconnect.com to receive the Connect Coins bonus.

1. **Subscription.** Subject to the terms and conditions hereof and the provisions of the

    Form C, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that thesubscription may not be revoked within the 48-hour period prior to a closing (as described below) of the Offering. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the **"Subscription** Agreement").

2. **Acceptance of Subscription and Issuance of Securities.** It is understood andagreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. **Representations and Warranties of the Undersigned.** The undersignedhereby represents and warrants to and covenants with the Company that:

    a) General.

    i.   The undersigned has all requisite authority (and in the case of anindividual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to theundersigned.

    ii. The undersigned is not acquiring the Securities as a nomineeor agent or otherwise for any other person.

    iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securitiesand obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the

undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

    iv. Including the amount set forth on the signature page hereto, in thepast 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

b) <u>Information Concerning theCompany</u>.

    i. The undersigned has received and reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

    ii. The undersigned understands and accepts that the purchase ofthe Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

    iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, or any of its affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, or any of its affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, nor any of its affiliates are acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, nor any of its affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

    iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

    v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will bedeemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

    vi. The undersigned acknowledges that the Company has the rightin its sole and absolute discretion to abandon this offering at any time prior to the completionof the offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid

subscription price of the Securities, without interest thereon, to the undersigned.

vii.   The undersigned understands that no federal or state agency haspassed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

viii.   Undersigned has up to 48 hours before the closing ofundersigned's investment, to cancel the purchase and get a full refund.

c)   <u>No Guaranty.</u> The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (eitherlegal, regulatory, tax, financial, accounting or otherwise) of an of investment in the Securities or made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of theCompany and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

d)   <u>Status of Undersigned.</u> The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this SubscriptionAgreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e)   <u>Restrictions on Transfer or Sale of Securities</u>.

i.   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any state securities laws byreason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restrictedfrom transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the **"Commission"**) provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Companyhas no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

4. **Conditions to Obligations of the Undersigned and the Company.** The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 being true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of theClosing.

5. **Future Offerings under Regulation A of the Act.** In the event the Company elects to make an offering of securities (a) of the same class as the Securities, or (b) securities that the COO, in its sole discretion, determines to be the economic equivalent of the Securities **("Equivalent Securities")** under Regulation A of the Act, the undersigned agrees that, at the sole discretion of the COO, the Securities (or some portion of the Securities) may be exchanged for an equivalent number of securities of the same class or Equivalent Securities of the Company, at no cost to the undersigned. The undersigned agrees to provide any information necessary to affect such exchange, and to hold the securities issued under Regulation A in the manner prescribed in such offering, including holding the securities to be issued in "street name"in a brokerage account. The undersigned agrees that in the event the undersigned does not provide information sufficient to affect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the COO.

6. **Revisions to Manner of Holding.** In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company **("Crowdfunding** SPVs") to make offerings under Section 4(a)(6), the undersigned agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Act, and to take any and all actions determined by the COO in good faith to be advisable to transfer any Shares held by the Investor into a special- purpose vehicle or other entity designed to aggregate the interests of holders of Shares. The undersigned agrees that in the event the undersigned does not provide information sufficient to affect such exchange, or take such actions, in a timely manner, the Company may repurchase the Securities at a price to be determined by the COO.

7. **Obligations Irrevocable.** Following the Closing, the obligations of theundersigned shall be irrevocable.

8. **Waiver, Amendment.** Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing,signed by the party against whom any waiver, change, discharge or termination is sought.

9. **Assignability.** Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

10. **Waiver of Jury Trial.** THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

11. **Submission to Jurisdiction.** With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned **("Proceedings"),** the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Nevada which submission shall be exclusive unless none of suchcourts has lawful jurisdiction over such Proceedings.

12. **Governing Law.** This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without regard to conflict of law principles thereof.

13. **Section and Other Headings.** The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning orinterpretation of this Subscription Agreement.

14. **Counterparts.** This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

15. **Notices.** All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the addresses for the respective parties set forth on the signature pages hereto (or to such otheraddress as either party shall have specified by notice in writing to the other at the addresses).

16. **Binding Effect.** The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs,legal representatives, successors and assigns.

17. **Survival.** All representations, warranties and covenants contained in this Subscription Agreement shall survive the acceptance of the subscription by the Company, changes in the transactions, documents and instruments described in the Form C which arenot material or which are to the benefit of the undersigned and the death or disability of the undersigned.

18. **Notification of Changes.** The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

19. **Severability.** If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

--Signature Page to follow--

IN WITNESS WHEREOF, the parties have executed this agreement as of _____(Date)
Number of preferred units _____

Aggregate Purchase Price: _____

COMPANY:

CONNECT SOCIAL LLC

Signature _____

BRETT NICHOLSON

CHIEF OPERATING OFFICER

Read and Approved (For IRA Use Only):

By: _____

SUBSCRIBER:

(Entity Name)

Signature _____

Name _____

Title _____

      The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ) Not Accredited

EXHIBIT C: ARTICLES OF ORGANIZATION

STATE OF NEVADA

BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary for
Commercial Recordings



OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Business Entity - Filing Acknowledgement

04/21/2022

Work Order Item Number:	W2022042105799 - 2072057
Filing Number:	20222266707
Filing Type:	Articles of Organization
Filing Date/Time:	04/21/2022 11:56:04 AM
Filing Page(s):	2

Indexed Entity Information:

Entity ID: E22667082022-8   **Entity Name:** Connect Social LLC
Entity Status: Active   **Expiration Date:** None

Non-Commercial Registered Agent
Registered Agents Inc.
401 Ryland St. STE 201-A, Reno, NV 89502, USA

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recording Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

Barbara K. Cegavske

BARBARA K. CEGAVSKE
Secretary of State

Page 1 of 1

Commercial Recording Division
202 N. Carson Street



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
    www.nvsilverflume.gov

Filed in the Office of	Business Number **E22667082022-8**
Barbara K. Cegavske Secretary of State State Of Nevada	Filing Number **20222266707**
	Filed On **04/21/2022 11:56:04 AM**
	Number of Pages **2**

Formation - Limited-Liability Company

☑	NRS 86 -	Articles of Organization Limited-Liability Company	
☐	NRS 86.544 -	Registration of Foreign Limited-Liability Company	
☐	NRS 89 -	Articles of Organization Professional Limited-Liability Company	
☐	NRS 86.555 -	Registration of Professional Foreign Limited-Liability Company	

1. Name Being Registered in Nevada: (See instructions)	**Connect Social LLC**
2. Foreign Entity Name: (Name in home jurisdiction)	
3. Jurisdiction of Formation: (Foreign Limited-Liability Companies)	**3a)** Jurisdiction of formation: _____ **3b)** Date formed: _____ **3c)** I declare this entity is in good standing in the jurisdiction of its formation. ☐
4. Registered Agent for Service of Process*: (check only one box)	☐ Commercial Registered Agent (name only below) ☑ Noncommercial Registered Agent (name and address below) ☐ Office or position with Entity (title and address below) **Registered Agents Inc.** Name of Registered Agent **OR** Title of Office or Position with Entity **401 Ryland St. STE 201-A** | **Reno** | Nevada | **89502** Street Address | City | | Zip Code _____ | _____ | Nevada | _____ Mailing Address (If different from street address) | City | | Zip Code
4a. Certificate of Acceptance of Appointment of Registered Agent:	*I hereby accept appointment as Registered Agent for the above named Entity. If the registered agent is unable to sign the Articles of Incorporation, submit a separate signed Registered Agent Acceptance form.* **X Laurence S. Donahue** | **04/21/2022** **Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity** | Date
5. Management: (Domestic Limited-Liability Companies only)	Company shall be managed by: (check one box) ☐ Manager(s) **OR** ☑ Member(s)
6. Name and Address of each Manager(s) or Managing Member(s): (NRS 86 and NRS 86.544, see instructions) **Name and Address of the Original Manager(s) and Member(s):** (NRS 89, see instructions) IMPORTANT: A certificate from the regulatory board must be submitted showing that each individual is licensed at the time of filing.	1) **Connect Social Colorado LLC** Name **320 Gold Ave. SW Ste. 620 PMB 2310** | **Albuquerque** | **NM** | **87102** Address | City | State | Zip Code
7. Dissolution Date: (Domestic only)	Latest date upon which the company is to dissolve (if existence is not perpetual): _____

This form must be accompanied by appropriate fees.

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov



Formation - Limited-Liability Company

Continued, Page 2

8. Profession to be Practiced: (NRS 89 only)	
9. Series and/or Restricted Limited-Liability Company: (Optional)	Check box if a Series Limited-Liability Company ☐ Domestic Limited-Liability Company's only: The Limited-Liability Company is a Restricted Limited-Liability Company ☐
10. Records Office: (Foreign Limited-Liability Companies)	Address / City / State / Zip code / Country
11. Street Address of Principal Office: (Foreign Limited-Liability Companies)	Address / City / State / Zip code / Country
12. Name, Address and Signature of the Organizer: (NRS 86. NRS 89 -Each Organizer must be a licensed professional.) **Name and Signature of Manager or Member:** (NRS 86.544 only) See instructions	*Foreign Limited-Liability Company - In the event the designated Agent for Service of Process resigns and is not replaced or the agent's authority has been revoked or the agent cannot be found or served with exercise of reasonable diligence, then the Secretary of State is hereby appointed as the Agent for Service of Process. I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State. Name: Laurence S. Donahue — Country: United States Address: 320 Gold Ave. SW, Ste. 620 — City: Albuquerque — State: NM — Zip/Postal Code: 87102 X Laurence S. Donahue (attach additional page if necessary)

AN INITIAL LIST OF OFFICERS MUST ACCOMPANY THIS FILING

Please include any required or optional information in space below:

(attach additional page(s) if necessary)

This form must be accompanied by appropriate fees.



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov


Initial List and State Business License Application


Initial List Of Officers, Managers, Members, General Partners, Managing Partners, or Trustees:

Connect Social LLC

NAME OF ENTITY

TYPE OR PRINT ONLY - USE DARK INK ONLY - DO NOT HIGHLIGHT

IMPORTANT: *Read instructions before completing and returning this form.*

Please indicate the entity type (check only one):

☐ Corporation

☐ This corporation is publicly traded, the Central Index Key number is:

☐ Nonprofit Corporation (see nonprofit sections below)

☑ Limited-Liability Company

☐ Limited Partnership

☐ Limited-Liability Partnership

☐ Limited-Liability Limited Partnership (if formed at the same time as the Limited Partnership)

☐ Business Trust

Filed in the Office of	Business Number **E22667082022-8**
Barbara K. Cegavske	Filing Number **20222266709**
Secretary of State State Of Nevada	Filed On **04/21/2022 11:56:04 AM**
	Number of Pages **2**

Additional Officers, Managers, Members, General Partners, Managing Partners, Trustees or Subscribers, may be listed on a supplemental page.

CHECK ONLY IF APPLICABLE

Pursuant to NRS Chapter 76, this entity is exempt from the business license fee.

☐ 001 - Governmental Entity

☐ 006 - NRS 680B.020 Insurance Co, provide license or certificate of authority number

---

For nonprofit entities formed under NRS chapter 80: entities without 501(c) nonprofit designation are required to maintain a state business license, the fee is $200.00. Those claiming and exemption under 501(c) designation must indicate by checking box below.

☐ Pursuant to NRS Chapter 76, this entity is a 501(c) nonprofit entity and is exempt from the business license fee.
Exemption Code 002

For nonprofit entities formed under NRS Chapter 81: entities which are Unit-owners' association or Religious, Charitable, fraternal or other organization that qualifies as a tax-exempt organization pursuant to 26 U.S.C $ 501(c) are excluded from the requirement to obtain a state business license. Please indicate below if this entity falls under one of these categories by marking the appropriate box. If the entity does not fall under either of these categories please submit $200.00 for the state business license.

☐ Unit-owners' Association   ☐ Religious, charitable, fraternal or other organization that qualifies as a tax-exempt organization pursuant to 26 U.S.C. $501(c)

For nonprofit entities formed under NRS Chapter 82 and 80:Charitable Solicitation Information - check applicable box

Does the Organization intend to solicit charitable or tax deductible contributions?

☐ No - no additional form is required

☐ Yes - the *Charitable Solicitation Registration Statement* is required.

☐ The Organization claims exemption pursuant to NRS 82A 210 - the *Exemption From Charitable Solicitation Registration Statement* is required

Failure to include the required statement form will result in rejection of the filing and could result in late fees.



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Initial List and State Business License Application - Continued

Officers, Managers, Members, General Partners, Managing Partners or Trustees:

CORPORATION, INDICATE THE <u>MANAGING MEMBER</u>:	
Connect Social Colorado LLC	**USA**
Name	Country
320 Gold Ave. SW Ste. 620 PMB 2310	**Albuquerque** **NM** **87102**
Address	City State Zip/Postal Code

None of the officers and directors identified in the list of officers has been identified with the fraudulent intent of concealing the identity of any person or persons exercising the power or authority of an officer or director in furtherance of any unlawful conduct.

I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the office of the Secretary of State.

X   **Laurence S. Donahue**

Signature of Officer, Manager, Managing Member, General Partner, Managing Partner, Trustee, Member, Owner of Business, Partner or Authorized Signer *FORM WILL BE RETURNED IF*

UNSIGNED

Organizer	**04/21/2022**
Title	Date



SECRETARY OF STATE

STATE OF NEVADA

DOMESTIC LIMITED-LIABILITY COMPANY (86) CHARTER

I, BARBARA K. CEGAVSKE, the duly qualified and elected Nevada Secretary of State, do hereby certify that **Connect Social LLC** did, on 04/21/2022, file in this office the original Articles of Organization that said document is now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said document contains all the provisions required by the law of the State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 04/21/2022.

BARBARA K. CEGAVSKE
Secretary of State



Certificate
Number: B202204212599948

You may verify this certificate online at http://www.nvsos.gov

EXHIBIT D: OPERATING AGREEMENT

OPERATING AGREEMENT OF
CONNECT SOCIAL LLC


LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

CONNECT SOCIAL LLC


THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT (the **"Agreement"**), dated as of April 21, 2022, by and between Connect Social LLC (the **"Company"**) and Connect Social Colorado LLC, a Colorado Limited Liability Company (the **"Member"**).


W I T N E S S E T H


In consideration of the covenants and mutual agreements hereinafter set forth, the parties hereto agree as follows:

1. **FORMATION OF A LIMITED LIABILITY COMPANY**. The Member hereby forms a Company pursuant to the provisions of the 2005 Nevada Revised Statutes § 86 (the **"Act"**). Articles of Organization have been filed in accordance with the Act and the provisions whereof are incorporated herein by reference. Form 8832 shall be filed to classify the Company as a corporation electing to be taxed as a C-Corporation.

2. **GENERAL PROVISIONS**.

   2.1. **Name**. The name of the Company is Connect Social LLC. The Company may also conduct business under such trade name(s) as the Member may determine.

   2.2. **Purpose**. The purpose of the Company is software development and any other lawful purpose as permitted under the Act.

   2.3. **Principal Office**. The principal office and place of business of the Company shall be 6671 S. Las Vegas Blvd Building D Suite 210, Las Vegas, Nevada, USA, 89119 or such place as the Member may determine.

   2.4. **Term**. The period of duration of the Company shall be perpetual, subject only to dissolution and termination of the Company in accordance with the provisions of this Agreement.

2.5. **Tax Status**. The Company shall be operated such that it will be classified as a "C-Corporation" for federal and state tax purposes, and this Agreement may not be construed to suggest otherwise.

3. DEFINITIONS.

3.1. **Fiscal Year**. The calendar year, representing twelve (12) consecutive months beginning on April 1st and ending on March 31st.

3.2. **Tax Code**. The Internal Revenue Code of 1986 and any successor statute, as amended from time to time.

3.3. **Membership Interest**. The Member's entire interest in the Company, is reflected by such Member's Membership Units in the Company.

3.4. **Membership Units**. The interest in the Company of the Member, including the right to make any decision or action of or by the Member pursuant to this Agreement or the Act, shall initially be divided into units (the "**Units**"). The Member and its respective Units of the Company shall be as set forth on the "*The Member, Initial Capital, and Units*" attached hereto as Schedule A and incorporated herein by reference. The Member may issue, but is not required to issue, a certificate of interest to the Member in such form as it may consider appropriate. Any Unit certificate shall have conspicuously endorsed thereon the following legend:

> *"The securities represented by this certificate have not been registered under the Securities Act of 1933 (the "Act") or applicable state securities laws (the "State Acts"), and shall not be sold, pledged, hypothecated, donated or otherwise transferred (whether or not for consideration) by the holder except upon the issuance to the Company of a favorable opinion of counsel and/or submission to the Company of such other evidence as may be satisfactory to counsel to the Company, to the effect that any such transfer shall not be in violation of the Act and the State Acts.*

> *The Units represented by this certificate are subject to certain restrictions on transferability in the Operating Agreement of the Company as the same may be amended from time to time, and a copy of which Agreement, as*

amended to date, the Company will mail within five (5) days of receiving a written request there for. Any sale, assignment, pledge or other transfer or encumbrance of this certificate is restricted by said Agreement."

3.5. **Regulations**. The Income Tax Regulations promulgated under the Tax Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

4. **AUTHORITY AND DUTIES OF THE MEMBER.**

4.1. **Sole Member.** At present, Connect Social Colorado LLC, a Nevada Limited liability company, is the only Member of the Company.

4.2. **Additional Members.** Each person that acquires preferred, or class B, Membership Units, as provided for and detailed in schedule A, will then be Members of the Company as long as they retain their interest in the acquired Membership Units. Preferred, or class B Membership Units do not have any voting rights. Any members interest shall be determined and established based upon the proportionate number of any membership units owned by that particular member. Use of, or reference to "the Member" within this Operating Agreement, exclusively relates only to Connect Social Colorado LLC, a Nevada Limited Liability Company.

4.3. **Capital Contributions.** The Member has contributed to the Company the assets as reflected on the books of the Company and has obtained the Units described on <u>Schedule A</u>. The Member may contribute additional cash or other assets to the Company as the Member and the Company may agree. No person shall have the right to enforce any obligation of the Member to contribute capital to the Company.

4.4. **Loans**. At any time, the Member may, but shall not be required to, loan additional monies to the Company in amounts and on terms and conditions to be agreed upon by the Company and the Member. The Company may also borrow money for its capital needs from any third parties in amounts and on terms and conditions to be agreed upon by the Company and the Member.

4.5. **Limitation on Liability.** The Member's liability shall be limited to the maximum extent possible as set forth in this Agreement, the Act and other applicable law. The Member

shall not be personally liable for any debts or losses of the Company beyond its respective Capital Contributions. The Member may, however, voluntarily agree to be liable on a debt or obligation of the Company by entering into a separate written agreement or other undertaking with an obligee or creditor of the Company.

4.6. **Meetings of Member.** Meetings of the Member may be held at such place, either within or without the State of Nevada, as may be determined by the Member. There need not be annual meetings.

4.7. **Action of Member Without a Meeting.** Action required or permitted to be taken at a member meeting may be taken without a meeting if the action is evidenced by a written consent describing the action taken, signed by the Member. Action so taken shall be effective as of the date of the signature of the Member thereon unless the consent specifies a different effective date in which case the action shall be effective as of the different effective date.

5. MANAGEMENT.

5.1. **Management of Company Vested in Manager(s).** The business and affairs of the Company shall be managed by the Manager(s). There may be one or more Managers as the Member may determine. The consent of a majority of the Manager(s) shall be the act of the Manager(s) except for actions requiring unanimous approval of Manager(s) as specified elsewhere in this Agreement.

5.2. **Appointment of Manager(s).** Brett James Nicholson is appointed as Manager(s) of the Company, and shall serve until resignation, removal or until a successor has been appointed and has undertaken his or her duties.

5.3. **Authority of the Manager(s)**. Except as otherwise expressly provided herein, all decisions respecting any matter set forth in this Agreement or otherwise affecting or arising out of conduct of the business of the Company shall be made by the Manager(s). Except for matters and decisions reserved herein to the Member, the Manager(s) shall have the exclusive right and full authority to manage, conduct and operate the Company business and to make all decisions regarding the operation of the Company business and to perform any and all other acts or activities customary or incident to the management of the Company business.

5.4. **<u>Powers Reserved to the Member.</u>** At all times while this Agreement is in full force and effect, each of the following actions on behalf of the Company shall require the approval of the Member:

5.4.1. The authorization for additional Units of the Company, except as specifically provided elsewhere herein.

5.4.2. The dissolution of the Company or the liquidation of its assets.

5.4.3. The sale, exchange or other disposition of substantially all of the assets of the Company.

5.4.4. The confession of a judgment against the Company.

5.4.5. The filing by the Company of any voluntary petition in bankruptcy or delivery of any assignment for the benefit of creditors.

5.4.6. The sale, lease, encumbrance, or promise for the same, on behalf of the Company, any real estate or assets owned by the Company whose fair market value exceeds $100,000.00, or by such sale, lease, encumbrance, or promise for the same, shall cause the Company to exceed $250,000.00 in sales or encumbrances of real estate and assets within a fiscal year.

5.4.7. To purchase, lease or make a promise for the same, any real estate on behalf of the Company, for any amount that exceeds $100,000.00.

5.4.8. The lending of Company funds or assets to any person or entity (except as otherwise set forth herein), or obligating the Company as surety, guarantor or accommodation party, except that the Company shall be able to guarantee credit accounts with suppliers in the ordinary course of business.

5.4.9. The incurrence of any debt on behalf of the Company, other than trade debt incurred in the ordinary course of the Company's business, for any amount more than $10,000.00 at any one time or for an amount that exceeds $50,000.00 in any given fiscal year.

5.4.10. The increase of any debt on behalf of the Company, other than trade debt incurred in the ordinary course of the Company's business, for any increase that exceeds $10,000.00 at any one time.

5.4.11. The admission of new or substitute Members, except as specifically provided elsewhere herein.

5.4.12. Issuing, authorizing, pledging or hypothecating additional Membership Interest in the Company.

5.4.13. The merger or consolidation of the Company.

5.4.14. The investment or participation by the Company in any other entity.

5.4.15. To enter into and execute, on behalf of the Company, any agreement, contract, instrument or related documents in connection with the Company's business.

5.4.16. To agree to or otherwise permit a material change to the Company or its business.

5.5. **Liability of Manager(s).** The Manager(s) shall perform duties as Manager(s) in good faith, in a manner reasonably believed to be in the best interest of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. If any Manager so performs the duties as a Manager, he or she shall not have any liability by reason of being or having been a Manager. No Manager shall be liable to the Company or to the Member for any loss or damage sustained by the Company or the Member, unless the loss or damage shall have been the result of fraud, deceit, gross negligence, willful misconduct or a wrongful taking by the Manager.

5.6. **Removal of Manager(s).** The Member may, from time to time, remove any Manager.

5.7. **Electing New Manager(s).** The Member may, from time to time, appoint a new Manager.

5.8. **Power of Managers and Member During Unavailability.** In the event that a Manager shall be unable to serve as a result of death, incapacity, unwillingness or other unavailability to serve, the remaining Manager(s) or the Member may take any and all actions on behalf of the Company as they shall deem necessary. This provision is included to ensure that the remaining Manager(s) or the Member may act on behalf of the Company to preserve the Company and its relationships with clients, creditors, and other third parties dealing with the Company during the Manager's unavailability. The Member may appoint a temporary Manager to take the place of an unavailable Manager, until such time as the unavailable Manager notifies the Member in writing of his or her

availability to serve as Manager and the Member has not already removed said Manager as permitted in Paragraph 5.6.

6. **DISTRIBUTIONS.** The Member or Manager may, from time to time, cause the Company to make distributions to the Member in amounts that the Member or Manager determines are not needed and are not reasonably expected to be needed for normal operating expenses of the Company, for payment of Company obligations, or for establishing reasonable reserves for such expenses and obligations. No distribution shall be made if such distribution is prohibited by the Act.

6.1. **Company Profits**. Each Unit of Preferred and Common Stock shall be treated equally as it pertains to company profits and company distributions and received by each member based upon their proportionate share of all preferred and common units.

6.2. **Dilution and/or Sale.** Each Unit of Preferred and Common Stock shall be equally diluted based upon the percentage of the dilution and it being allocated proportionately upon all preferred and common units. With any partial or complete sale of the Company, each Unit of Preferred and Common Stock will receive an equal interest in such sale, and allocated in proportion to the total number of units, preferred and/or common owned by any member.

7. **ACCOUNTING AND RECORD-KEEPING.**

7.1. **Books and Records.** The Manager shall keep or cause to be kept (a) true and complete information regarding the status of the business and financial condition of the Company; (b) a copy of this Agreement and the Articles of Organization and all amendments thereto; (c) copies of the Company's tax returns and reports, if any; and (d) any other information regarding the affairs of the Company as may be determined to be necessary by the Manager.

7.2. **Financial Statements.** The Manager shall prepare or cause to be prepared annual financial statements as may be necessary for the purposes of the Company.

7.3. **Bank Accounts.** The Manager shall arrange for the Company to maintain bank accounts in such banks or institutions as the Manager from time to time shall select, and such accounts shall be drawn upon by checks signed by such person or persons, and in such manner, as may be designated by the Manager, subject to any restrictions or conditions

established by the Member. All monies of the Company shall be deposited in the bank account or accounts of the Company, and shall not be commingled with monies of the Member.

7.4. **Fiscal Year.** The fiscal year of the Company shall April 1st to March 31st, or as determined by the Member or Manager.

8. EFFECTS OF DEATH, DISABILITY, INCAPACITY OR BANKRUPTCY OF MEMBER.

8.1. **No Dissolution.** Neither the death, incompetency, nor bankruptcy of the Member will cause the dissolution of the Company. If the Company has no Members because of the death, incompetency, bankruptcy, or withdrawal of the sole Member, the legal representative or successor of the Member may elect to dissolve the Company and wind up its business or may exercise all of the powers of an assignee or transferee of a Member in accordance with applicable laws and regulations, and if there are no Members, may (by vote of a majority of the outstanding interests) admit one or more Assignees as Members as permitted by laws and regulations governing the business of the Company.

8.2. **Death.** The Member may dispose of his or her interest in the Company by will or the intestacy laws of the state of which the Member is a resident at the time of his or her death. The Member's estate shall be immediately substituted as the sole Member of the Company upon the Member's death. The personal representative named by will or appointed by court will have all authority to act on behalf of the Member's estate and to take all actions on behalf of the Company permitted by law.

8.3. **Member Designation.** A Member may designate, in writing, one or more persons to receive such Units in the Company upon such Member's death. The written designation shall be fully revocable by the Member and may be changed by subsequent writings from time-to-time, in the sole discretion of the Member. Any person so designated shall be subject to all the terms of this Agreement and shall receive the Units in the Company subject to any purchase option, any buy-sell agreement, or any other agreement potentially affecting such interest and subject to laws and regulations governing the conduct of the business of the Company.

8.4. **Incompetency.** If the Member is adjudged incompetent by any court with jurisdiction over the matter, which judgment is not being appealed, the Member shall retain its full Membership Interest in the Company, but the court-appointed guardian, custodian, or trustee will have all authority to act on behalf of the Member with respect to actions authorized by this Agreement and by applicable laws and regulations.

8.5. **Bankruptcy.** If the Member files a petition under the United States Bankruptcy Code, if creditors file a petition against such Member which the Member chooses not to contest in accordance with the Bankruptcy Code (or, if contested, the court finds for the creditors), or if a receiver is appointed for the Member's assets, the Member shall retain its full Membership Interest in the Company, but the trustee or receiver appointed by the court will have all authority to act on behalf of the Member as permitted by law.

9. TRANSFER OF INTEREST.

9.1. **Transferability of Interests.** The Member's Units in the Company is transferable either voluntarily or by operation of law, provided such transfer is accomplished in accordance with federal and applicable state laws. The Member may dispose of all or a portion of the Member's Units. Notwithstanding any provision of the Act to the contrary, upon any disposition of all (but not less than all) of the Member's Units, the transferee shall be admitted as a Member upon completion of the transfer without further action. By accepting such transfer, the transferee shall be deemed to have accepted the provisions of this Agreement.

9.2. **Transfer of Less Than All Interests.** Upon the transfer of less than all of the Member's Units, the transferee becomes a new Member. Such Member shall be required to consent in writing to the provisions of this Agreement, as modified to reflect the admission of the new Member.

10. DISSOLUTION AND TERMINATION.

10.1. **Events of Dissolution.** The Company shall be dissolved and its affairs shall be wound up upon the first to occur of the following:

10.1.1. the written consent of Member to dissolution;

10.1.2. the sale or other disposition of substantially all of the assets of the Company (excluding a mortgage, pledge or encumbrance of such assets);

10.1.3. the entry of a decree of judicial dissolution under the Act;

10.1.4. there being no Members unless, within 91 days after the termination of the membership of the last Member, the assignee(s) holding at least a majority Units in the Company have admitted at least one person as a Member; or

10.1.5. a merger or consolidation of the company with one or more entities in which the Company is not the surviving entity.

10.2. **No Other Events of Dissolution.** No event not listed in Section 10.1 hereof shall constitute an Event of Dissolution.

10.3. **Liquidation.** The dissolution of the Company shall be effective as of the date on which the event occurs giving rise to such dissolution, but the Company shall continue in existence to wind up and liquidate its business and distribute any remaining assets as provided herein. Notwithstanding the dissolution of the Company prior to the winding-up of the Company, the business of Company and the rights of the Member shall continue to be governed by this Agreement. Upon dissolution of the Company, the Member, the Manager, or a liquidator appointed with the consent of the Member, shall liquidate the assets of the Company, apply and distribute the proceeds thereof as contemplated by this Agreement and file the certificate of termination. The liquidation of the assets of the Company and the discharge of the liabilities of the Company shall be completed within a reasonable time, as determined by the Manager.

10.4. **Distributions in Liquidation.** Upon the dissolution of the Company and incident to the winding-up of the Company's business and affairs, the Manager (or liquidator, as applicable) shall pay or make provision for the payment of all liabilities and obligations of the Company, actual or contingent, and all expenses of liquidation. Any amounts deemed necessary by the Manager (or liquidator) to provide a reserve for any unforeseen liabilities and obligations may, in the Manager's (or liquidator's) discretion, be deposited in a bank or trust company upon such terms and for such period of time as the Manager (or liquidator) may determine. Following the payment of, or provision for, the liabilities of the Company as aforesaid, the remaining assets of the Company shall be distributed

to the Member. Such dissolution distributions may be in cash, in kind or evidences of indebtedness or in any other form of property, or in any combination thereof, as determined in the sole discretion of the Member.

10.5. **Termination.** Upon completion of the winding up of the Company, the Member, liquidator or such other person or persons required by law to wind up the Company's affairs shall file articles of dissolution with the Nevada Secretary of State (or appropriate state agency) and take such other actions as may be necessary to terminate the Company.

11. MISCELLANEOUS PROVISIONS.

11.1. **Binding Effect.** Subject to the restrictions on transfers set forth herein, this Agreement and each and every provision hereof shall be binding upon and shall inure to the benefit of the Member, its respective successors, successors in title, heirs and assigns, and each and every successor in interest to any Member, whether such successor acquires such an interest by way of gift, purchase, foreclosure or by any other method, shall hold such interest subject to all the terms and provisions of this Agreement.

11.2. **Applicable Law.** This Agreement and the rights of the parties hereunder shall be governed by the laws of the State of Nevada.

11.3. **No Limit on Personal Activities.** Nothing herein contained shall be construed to limit in any manner the Member or their respective agents, servants, and employees, in carrying out their separate businesses or other activities, including those in competition with those of the Company.

11.4. **Gender and Headings.** Throughout this Agreement, where such meanings would be appropriate: (a) the masculine gender shall be deemed to include the feminine and the neuter and vice versa, and (b) the singular shall be deemed to include the plural and vice versa. The headings herein are inserted only as a matter of convenience and reference, and in no way define or describe the scope of the Agreement or the intent of any provisions thereof.

11.5. **Severability.** Nothing contained in this Agreement shall be construed as requiring the commission of any act contrary to law. In the event that any part, article, section, paragraph, or clause of this Agreement shall be held to be indefinite, invalid, or otherwise

unenforceable, the entire Agreement shall not fail on account thereof, and the balance of the Agreement shall continue in full force and effect.

11.6. **Entire Agreement.** This Agreement contains the entire agreement between the Company and the Member with respect to the subject matter hereof and may be modified only by written instrument.

11.7. **No Third Party Beneficiary.** This Agreement is made solely for the benefit of the parties hereto and their respective permitted successors and assigns, and no other person or entity, including the creditors of the Member, will have or acquire any right by virtue of this Agreement.

IN WITNESS WHEREOF, this Agreement has been executed by the Member as of the day and year first above written.

Member:

_____
BRETT NICHOLSON
as an Authorized Representative of and on behalf of
Connect Social Colorado LLC
a Nevada Limited Liability Company

SCHEDULE A

THE MEMBER, INITIAL CAPITAL AND UNITS

Name and Address	Capital Contribution	Number of Units
Connect Social Colorado LLC 320 Gold Ave SW, Ste 620 PMB 2310 Albuquerque, NM 87102	$0.00	45,000,000 Common Membership Units
Outstanding	$0.00	5,000,000 Preferred Membership Units

NOTES TO SCHEDULE A

Common Units, as mentioned above, will have full voting rights, but will not be available for purchase/acquisition.

Preferred Units, as mentioned above, will have no voting rights, but the entire Five Million Units are being made available for purchase and each Preferred Unit will receive Bonus Coins depending on when the Preferred Units were purchased, and what Pool(s) the investor qualifies for after purchasing their respective Preferred Units.

Price per Preferred Unit. Each preferred unit will be sold for $1 with a minimum of $100 per investment. Two sources of Bonus Connect Coins will be rewarded to each investor to use inside the Connect Economy based upon (1) the date of the investment(s) ("Investment Bonus Coins"), and (2) the amount of the investment ("Perpetual Bonus Coins"). The amounts of the Bonus Connect Coins are detailed and set forth below.

Bonus Connect Coins via Date of Purchase. Bonus Connect Coins will be issued to all investors who purchase Preferred Units at the above referenced price and during the time periods as set forth below. In addition to each Preferred Unit purchased, Bonus Connect Coins are being issued for investors that choose to act within certain designated time periods as set forth below, and shall be provided as follows:

- **Any qualified investment and purchase of Preferred Units before April 30, 2023** will receive five times (5X) their investment in Connect Coins. For example, if an investor invested $1000 through the purchase of 1000 Preferred Units, before April 30, 2023, will

receive in addition to those 1000 preferred units, a bonus of Five Thousand (5000) Connect Coins.

- **Any qualified investment and purchase of Preferred Units between May 1, 2023 and May 31, 2023** will receive four times (4X) their investment in Connect Coins. For example, if an investor invested $1000 through the purchase of 1000 Preferred Units between May 1, 2023 and May 31, 2023, they will receive in addition to those 1000 preferred units, a bonus of Four Thousand (4000) Connect Coins.

- **Any qualified investment and purchase of Preferred Units between June 1, 2023 and June 30, 2023** will receive three times (3X) their investment in Connect Coins. For example, if an investor invested $1000 through the purchase of 1000 Preferred Units between June 1, 2023 and June 30, 2023, they will receive in addition to those 1000 preferred units, a bonus of Three Thousand (3000) Connect Coins.

- **Any qualified investment and purchase of Preferred Units between July 1, 2023 and July 31, 2023** will receive two times (2X) their investment in Connect Coins. For example, if an investor invested $1000 through the purchase of 1000 Preferred Units between July 1, 2023 and July 31, 2023, they will receive in addition to those 1000 preferred units, a bonus of Two Thousand (2000) Connect Coins.

- **Any qualified investment and purchase of Preferred Units between August 1, 2023 and the end of the investment/CF Round** will receive one times (1X) their investment in Connect Coins. For example, if an investor invested $1000 through the purchase of 1000 Preferred Units between August 1, 2023 and the end of the investment/CF Round, they will receive in addition to those 1000 preferred units, a bonus of One Thousand (1000) Connect Coins.

Perpetual Bonus Connect Coins. Connect Social will allocate .0025 (.25%) of the two percent (2%) of the total coins received/transaction revenue received each month by Connect Social that Connect Social retains to be divided and shared with **all** investors (**Pool "A"**) on a **pro-rata basis** as set forth and described below. **Connect Social** will also allocate .0025 (.25%) of the two percent (2%) of the total coins received/transaction revenue received each month by Connect Social that Connect Social retains to be divided and shared with **all investors investing a minimum of Fifty Thousand Dollars** (**Pool "B"**) on a pro-rata basis as set forth below.

- **Pool A Bonus Connect Coins**. Point twenty-five percent (.25%) of the two percent (2%) of the total monthly transaction revenue/coins received and retained by Connect Social will constitute Pool A Bonus Connect Coins that will be allocated to all investors as set forth herein. Monthly, the .25% will be equally allocated to each preferred unit and thereafter, each investor will receive, monthly, Bonus Connect Coins in proportion to the number of preferred units that have been purchased by the respective investor. For example, per this offering, the minimum purchase of preferred units is One Hundred Dollars ($100.00). Because the bonus coins are allocated on a pro-rata basis, an investor who purchased 500 preferred units would receive five times (5X) the amount of the monthly

bonus coin distribution than an investor with only 100 preferred units. **This pool will be divided on a pro-rata basis to all investors.**

- **Pool B Bonus Connect Coins.** Point twenty-five percent (.25%) of two percent (2%) of the total monthly transaction revenue/monthly coins received and retained by Connect Social constitute Pool B Bonus Connect Coins that will be allocated to those investors who purchased a minimum of 50,000 Preferred Units. Monthly, the .25% will be equally allocated to each qualified preferred unit subject to the division of Pool B Bonus Connect Coins. Each investor who invested a minimum of Fifty-Thousand Dollars ($50,000.00) will receive their share of the Pool B Bonus Coins that will be divided amongst all eligible investors monthly in proportion to the number of preferred units that have been purchased by the respective qualified investor. For example, per this offering, the minimum purchase of preferred units is Fifty-Thousand Dollars ($50,000.00). Accordingly, an investor who purchased 250,000 preferred units would receive five times (5X) the amount of Pool B bonus connect coin than an investor with only 50,000 preferred units. **This pool will be paid monthly, but only to those investing a minimum of $50,000.00. Please note that those who qualify for Pool B Bonus Connect Coins also share in the Pool A Bonus Connect Coins given to all investors as set forth above.**

*All investors must create a verified account at www.iamconect.com to receive your bonus coins.

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EXHIBIT E: FORWARD BUSINESS PLAN

CONNECTSOCIAL


CONNECT
COIN

Executive Summary – 2023

Connect Social LLC
6671 S. Las Vegas Blvd., Building D, Suite 210
Las Vegas, Nevada, 89119



1. **Executive Summary**

Connect Social is a new and exciting Social Economy that is completely unique because it rewards consumers for their data while allowing Merchants to purchase VERIFIED Consumer data. This makes them stand apart from other big tech companies, who provide neither.

Connect Social's consumers are part of a social network, similar to Facebook, which allows them to shop at merchants, similar to Amazon. The difference, however, is that Consumers get paid for their data while shopping with local merchants. Local merchants receive 100% verified data, while utilizing the most stable loyalty token, in a synergistic economy where everyone benefits. Connect Social is the ultimate loyalty programs that benefits consumers and merchants.

Large corporations are making billions from consumers' personal data. In exchange, they are given a free social platform, but no remuneration. These corporations were built on the backs of their users. Without users, they would not exist. Users' personal data is taken every day and sold, with or without their knowledge. The only way to avoid the mining of their data is to stay off social media and basically stay offline – period! Do not purchase in stores with your credit card and do not use your cell phone. Unless you live off the grid, your data is being mined digitally every day.

Unfortunately, if you want to participate in the modern digitally connected society we live in, there is no way out of it. Personal data is being mined and utilized by social platforms, or sold to merchants, so they can better market their products. Loyalty programs, as they are today, do not greatly benefit consumers. Currently, no one is offering any significant compensation to these consumers for the use and sale of their data. Merchants' loyalty points programs were designed for data collection and profitability, not to benefit consumers. Points expire, have little true value per dollar spent, and are often usable only for specific things.

Digital, mobile, and social media platforms are the future of advertising, presenting the best and least expensive option when utilized properly. Unfortunately, most small businesses do not understand how they work, or cannot dedicate the time necessary to learn. Today's merchants are spending hundreds of billions of dollars on online marketing, which is currently riddled with problems. Social media platforms are providing fewer and fewer quality sales leads. On top of this, the leads they do provide are often limited to certain businesses. Many merchants find online marketing difficult to comprehend, with data that is often untimely and unreliable. Businesses are paying too much for too little. They realize that it could be greatly beneficial to their operations, but do not understand it well enough to know they are not getting a good enough return on the money they are investing in it. Presently, they are not given specific data on the consumers who shop at their business. The data they are given is "rented", in a sense, for a fee.

The problems are twofold; Consumers are having their data used and they are not being properly compensated for it. Merchants are paying a significant amount of money for online marketing to an unverified audience, with a small return, in many cases.



These two problems are symbiotic, so a solution is needed that will encompass both. The solution is Connect Social LLC.

The Connect Social network launched in North America in October 2022. www.iamconnect.com

2. Business Description

The Wealthiest companies in the world ALL collect DATA. DATA is the New Gold Rush!
As of 2020, The tech titans' market caps doubled, and their core business is Data collection.



It's often been said, those who own the Data, Own the Future!

The key difference between these companies and Connect Social is simple. The quality of data! Connect Social will collect only VERIFIED consumer data. We will know who our customers are, what they are buying, where they are buying, how they are paying for their goods and services, and how much they paid for everything. Currently, no one collects Verified data.... Connect Social will!

Connect is about to disrupt the social network, data and loyalty industries. Consumer data is "mined" by various corporations and passed on to others for a fee. Connect will also "mine" the data of its users, but the difference is, Connect will compensate our users for this privilege. No other company does that! What loyalty program allows merchants to know specific data about customers who shop in their store and then gives them the ability to **communicate with them** with specific offers targeted based on that data? **Only Connect does!** How many loyalty programs are backed by a synergistic economy, where our own Currency the Connect Coin is freely used throughout that economy by its "citizens"? **None until now – until Connect!**

What Connect offers to its users and its merchants can be best described in one word – **revolutionary!** It is the world's first, free-of-charge, social network ecosystem where users directly earn what their social network is worth. Merchants are provided with a low-cost, trackable, and results-driven advertising method with which they can market directly to the exact consumer they want, via those consumers' own smartphones. Consumers and merchants benefit together in a brand new, never been done before economy, driven by a freely distributed and exchanged loyalty token….The Connect Coin – **revolutionary!** So, to what heights will the new Connect Coin, driven by this revolutionary new ecosystem, go? It is a question that will be answered over time. T**he early Connect Coin holders will reap the highest rewards.**

Connect Social LLC
6671 S. Las Vegas Blvd., Building D, Suite 210
Las Vegas, Nevada, 89119



Mission Statement

Connect Social is working towards creating the world's largest social economy that benefits EVERYONE.

Our Vision

Connect Social will create the world's largest verified symbiotic economy. Connect Social, Consumers and Merchants will all work together to create an economy that will expand around the world in the next 5 – 10 years. The Connect Coin, Connect Social's very own loyalty token, will be a currency accepted worldwide inside the Connect ecosystem.

3. Products and Services

Connect Social has several different products and services that work together to create a symbiotic social economy.

Connect Social – Social Network similar to Facebook. **www.iamconnect.com**



Please watch our 90 second overview of Connect Social https://vimeo.com/570403556

It's free!! All consumers can sign up for free on www.iamconnect.com, where they will become an Ambassador. Our site is a new social media site that will looks similar to Facebook. Members can display their name, upload images for their profile, display birthdays, relationship status, etc. They can also list their contact info if they so desire. Each user has a wall where they can post words, images, videos, etc.

Connect Merchants can advertise on the Social Network very similar to Facebook with the distinct difference that every consumer is 100% verified, including their consumer shopping habits.

Connect Local (mobile app) (launching January 2024)



Please watch our 2.5-minute overview of Connect Local https://vimeo.com/753641859

CONNECTSOCIAL

The Connect Local Mobile App will allow Ambassadors to access all of the Connect Merchants. After opening the app, they will see a whole network of merchants that are first separated by categories, then sub- categories, with each listed via GPS to the area that is relevant to that Connect consumer. Each merchant will be given a marketing page that will allow them to display their contact information, social media information, website, etc. They will also be able to display pictures, a company bio, and a video commercial. All merchants will list exclusive offers (mobile coupons), that will enable Ambassadors to save money when shopping at their business.

A key component of the Connect Local Mobile App is that each time a Connect Consumer shops at a Connect Merchant, they will receive significant compensation in Connect Coins. An ambassador will receive up to 5% of their purchase back, all in Connect Coins. For example, an ambassador spending $100 would receive $5 back in Connect Coins based on their fiat value that day, which would be based on the U.S. dollar. So, if the value of the Connect Coin was $1.00 USD that day, they would receive 5 Connect Coins, for the $100 purchase.

Connect Ambassadors have the choice of using the Connect Coins they have accumulated at Connect Merchants or selling them on the Connect Exchange at the current fiat rate. So, if you shop at a Connect Merchant, your purchase is $20, and you only have a $10 balance in Connect Coins, you can first use your Connect Coins, and then pay the remaining $10 with cash, credit, or debit. Of note, depending on your status in the Connect economy, you will receive 3%-5% back in Connect Coin on your purchase. All merchants pay Connect Social in Connect Coin.

This constant cycling and flow of Connect Coins will just add to the dynamic of the synergistic economy Connect will have created.

Connect Ambassadors save money by using the mobile coupon provided by the merchant and are paid for their data with Connect Coins. On top of this, if they purchase something from **any** merchant, not just a Connect Merchant, they will still be compensated for their data. Upon going to the Connect Local Mobile App, they can take a picture of their receipt, upload the receipt, and they will be paid 3%-5%, depending on their status. This will allow Connect to verify consumers' Itemized Transactional Data.

Each time a Connect Ambassador purchases anything at a Connect Merchant, that merchant pays Connect Social 10% of the sale. The 10% has to be paid in Connect Coins. If they do not have enough coins in their wallet, the merchant will need to purchase more Connect Coins through the Connect Exchange.

From the 10% paid to Connect, up to 5% gets paid back to the consumer that made the purchase (to compensate them for their consumer data), up to 3% gets paid to the network (Ambassadors) that helped Connect to grow, and Connect earns a minimum of 2%.

Receipts - When a Connect consumer buys at a Connect Merchant, Connect will pay that consumer 3%-5% in Connect Coins, depending on their status. If a user clicks on the Receipt Tab, they can take a picture of their full receipt showing their itemized purchase data to Connect. Connect will then go ahead and pay



them an additional 3-5% in Connect Coin for sending us their data. **This data is extremely important to Connect and our merchants,** as it tells us exactly what that consumer purchased and what they paid for the product or service. **This type of data is the most valuable.**

Furthermore, Merchants can purchase advertising and sponsorships on the App, similar to Facebook advertising. The big difference is that merchants are purchasing 100% verified consumer data.

Connect Shops (similar to Amazon) (Coming Q3 2023)



Please watch our 2-minute overview of Connect Shops https://vimeo.com/753641076

Merchants can list their physical products on Connect Shops. Shops will be designed very similarly to Amazon. Connect Ambassadors get paid 3%-5%, depending on their status, in Connect Coins to purchase from Connect Shops. What makes this even better is that they have options for same-day delivery (in most cases as little as 1 hour). The idea is **"shop local"**. Connect Ambassadors will buy from local Connect Merchants, and we will utilize the 100's of Uber and Lyft drivers that are already in the marketplace to deliver these products the same day.

Ambassadors will have options for pickup, or 1-hour delivery. Amazon has warehouse costs, employee costs, and delivers via major shipping options that are multi-day deliveries. Connect has zero employee costs or warehouse costs and offers same-day delivery where the merchant pays the drivers via the Connect platform.

This platform provides merchants with a level playing field to compete with corporations and national brands. Consumers are price conscious and Connect allows consumers to shop local, with price and convenience in mind.

Connect Merchants pay Connect 10% in Connect Coins each time a product is sold on the Connect Shops platform. Connect then pays out 7% back to the network of ambassadors and Connect retains 3%.

Connect Merchants can also purchase advertising and sponsorship on the Shops platform, just like Amazon.

4. The Market

Connect Social is a very diverse company that will be in several different markets.



The Data Industry – According to www.finance.yahoo.com
The global big data & business analytics market size was valued at USD $198.08 Billion in 2020 and is projected to reach USD $684.12 Billion by 2030, growing at a CAGR of 13.5% from 2021 to 2030.

The major factor driving the growth of big data & business analytics market size are:

The increased adoption of big data analytics software by various companies to deliver enhanced & faster decision-making and to provide competitive advantage by analyzing and acting on information promptly is driving the big data market growth. The big data market size is also growing due to the growing demand for cloud-based big data analytics software among SMEs.

Furthermore, the big data market growth is aided by a surge in demand for cloud-based big data analytics software among small and medium businesses.

During the forecast period, the growing need for better insights for company planning, as well as rising trends such as social media analytics, are likely to provide lucrative growth opportunities for the Big Data and Business Analytics Market.

Connect Social expects to capture a large percentage of the Data industry as a result of our business model.

1. We are paying consumers for their data.
2. We are capturing verified data.
3. We are working directly with small businesses, which collect the best consumer data. Small businesses are also the largest sector that will purchase consumer data.

The Loyalty Industry – According to www.businesswire.com

Customer loyalty is big business and getting bigger. The new research report "Loyalty Big Picture," from global loyalty expert LoyaltyOne, found that the total 2019 customer ecosystem is a whopping $323 billion. That loyalty landscape includes $126 billion in direct loyalty and customer relationship management, along with significant investment in technology and transaction enablers and customer engagement platforms.

The loyalty industry is growing: 69 percent of C-suite executives reported that they've increased loyalty investment in the past two years, with more than half (55 percent) saying their investments will continue to grow over the next two years.

Increasingly, the value of loyalty and the insights garnered from customer loyalty strategy are influencing decisions across organizations, said Caroline Papadatos, Senior Vice President, Global Solutions for LoyaltyOne. While there might be a public perception that loyalty cards' usage is waning, the opposite is true – their popularity is exploding, she said.

Companies are recognizing the value of using customer data for everything from product development and pricing optimization to real estate planning and even media. More than half of companies (61 percent) said they use loyalty data across at least three different departments, and a mere 2 percent of industry practitioners surveyed reported that loyalty data is used strictly by traditional departments like marketing and public relations.

Connect Social expects to capture a large percentage of the eCommerce Industry as a result of our business model.

Connect Loyalty Platform

Please watch our 2.5 min video that explains the Connect Loyalty platform. https://vimeo.com/767961586

1. Small businesses cannot afford (money and time) to have their own eCommerce platform. They have no choice but to sell on platforms like Amazon, eBay, etc. Industry leader Amazon charges upwards of 30% to sell on their platform. Connect Social will provide a very simple platform for small businesses to sell their products and we will only charge 13%, of which 7% goes back to the network of consumers in the form of loyalty, and up to 3% pays the credit card fee's, etc.
2. Consumers wait 2 - 30+ days for their product to either show up on their doorstep or in the mail. When a consumer buys from Connect Shops (our online platform), they receive their product that same day on their doorstep (In most cases 1 hour).
3. Consumers are not rewarded for purchasing from Amazon. Connect Social pays the consumer up to 5% back in Connect Coins for each purchase.
4. Connect merchants and consumers have an invested interest in working with Connect Shops.

The loyalty industry is plagued with issues yet everyone uses a variety of loyalty programs. Most loyalty programs only pay upto 1% back to consumers yet they restrict heavily on how the points are used. Often expiring or being restricted not allowing people to use the points they were rewarded. These points have zero monetary value outside of the merchant network of which they received the points.

Connect Coins



Please watch our 90 second video that explains our Connect Coin. https://vimeo.com/764247380

The Connect Loyalty Token (Connect Coins) is our very own digital currency that is utilized inside the Connect Social shopping ecosystem. When a consumer shops at a Connect Merchant, that merchant pays Connect Social 10% in Connect Coins. If they don't have enough, they need to go to the exchange and buy

more Connect Coins using Fiat (dollars). Connect Social pays the consumer up to 5% for their consumer data as a form of loyalty. Up to 3% goes back to the network for helping Connect to grow and Connect earns a minimum of 2% of each transaction.

The more consumers we have, the more transactions they'll complete at Connect Merchants. This will translate into more coins being purchased from the exchange to pay the 10% commissions. This will continue to drive the coin prices higher and higher.

No other loyalty programs allow you to "cashout" your "points" and more importantly no other loyalty program's "points" actually grow in value.

That is the power of Connect Social!


1
MERCHANT
CONSUMER PAYS $100
2
MERCHANT
MERCHANT PAYS
CONNECT SOCIAL 10%
3
$
CONNECT SOCIAL GIVES CONSUMER
5% OF THAT PURCHASE
2% is paid back to "the network that helped Connect grow"
4
MERCHANT
$10 = $5 $5
when at the next merchant,
if the order is $10 you pay $5 cash and $5 Connect coin

4.1 Target Market

Connect Social has a unique business model which equally markets to consumers as well as merchants.

Consumers

Connect has a very diverse audience as it pertains to consumers. Ultimately, Connects' target audience is anyone who wants to save money when purchasing day-to-day goods and services. Theoretically, this would account for virtually 100% of the consumer marketplace.

Below is a breakdown of target audiences for both marketing and consumer purchasing power.

16 – 35 female – This category is most likely to help Connect to grow by sharing Connect with their personal and social networks. Connect Social pays users we call Ambassadors for helping Connect to grow. (Referring others)

16 – 25 males – This category is most likely to help Connect to grow by sharing Connect with their personal and social networks. Connect Social pays users we call Ambassadors for helping Connect to grow. (Referring others)

25-55 female – This category is considered the most active consumer. Typically, this group makes most of the buying decisions for the family for both products and services.

Merchants

Small Business (Brick and Mortar) – Connect Social will target the over 30,000,000 small businesses in the USA and over 1,000,000 in Canada (additional countries in years 2 and on). The Connect Local Mobile App is in essence a coupon book on your mobile phone. It will allow consumers to shop at all Brick-and-Mortar merchants that are listed on the local app. All merchants will offer exclusive offers like buy one get one free, 25% off, etc. to all Connect Ambassadors (users). This will get Connect consumers into their physical locations. When a consumer purchases a product or service on the App, they will save money, and they will be paid back up to 5% of their purchase in Connect Coins.

Small Business Online (Products Only) – Local small businesses can offer their products on the Connect Shops platform (similar to Amazon). Local consumers can search for products online from local merchants (Las Vegas consumers can only search from Las Vegas small businesses). When they find the product they want, they can purchase it online and the product will be delivered to their doorstep within 1 hour of their purchase. (Similar to Uber Eats)

4.2 Marketing and Advertising

Social Sharing (affiliate marketing)

Social Sharing is the strongest marketing strategy for any brand. It is word-of-mouth marketing, and with social media, it becomes even more important. If a customer had a bad experience with a merchant, they will tell their friends, and the outcome could be a loss of reputation and a loss of revenue. If a customer told his friends and family how great a merchant was, their network of friends and family are more inclined to spend their money at that merchant.

Connect Social is creating the largest and best sales force in the world by utilizing Social Sharing!

Google, Facebook and other similar data mining companies provide a "free" platform for consumers to use, while they "take" the consumer's data and monetize it for billions of dollars every day.

Connect Social LLC
6671 S. Las Vegas Blvd., Building D, Suite 210
Las Vegas, Nevada, 89119

CONNECTSOCIAL

Consumers generally have no loyalty to these brands. They simply use them either because their network is using them, or they have a superior product and service. However, if something better came along, customers would most likely leave without giving it a second thought.

Connect Social believes in rewarding consumers for their loyalty and their data. More importantly, we recognize that Connect Social will build faster and stronger with our consumer's loyalty. Along with purchasing their consumer data, we intend on buying their loyalty as well.

Here are a few ways we are rewarding our Ambassadors with Connect Coins:

1. Connect will pay consumers for joining Connect.
2. Connect will pay our Ambassadors upfront for referring their network to Connect. For example, if Brett told Angel about Connect, Angel earns Connect Coins for joining and Brett earns Connect Coins for referring Angel.
3. When an Ambassador buys a product, they receive 3%-5% back in Connect Coin for their data.
4. If Angel purchases something from a Connect Merchant, she will save money, get rewarded 3%-5% for her data, and Brett will earn a commission from her purchase.
5. If Angel referred Carmine to join, Carmine earns coins, Angel earns coins and Brett earns coins. The same applies if Carmine purchases anything from a Connect Merchant. Brett saves money, is rewarded with 3%-5%, and Brett and Angel get paid commissions.
6. If an Ambassador helps Connect to acquire a merchant, that Ambassador will earn commissions each time a Connect Ambassador purchases anything from that merchant.
7. There are many additional opportunities for Ambassadors to get paid for helping Connect Grow.

Communication Center – Phone Sales

Connect Social will employ phone salespersons to call on merchant owners/managers to get their business signed up on Connect Social. A merchant can join Connect Social for free. Upon getting their account set up and getting ready to be listed on the platform they'll need to purchase a starting balance of Connect Coins.

We plan on hiring 50 sales persons for the last half of 2023 to get a good base of merchants in each state in the USA and Province in Canada. Each sales person should acquire a minimum of 50 merchants per month.

By the 2nd year we anticipate that a min of 1% of our ambassadors will help us to acquire merchants thus we may not need the callers to continue in the 2nd year. Those callers will transition to our Concierge program.

If we find that merchants aren't joining as quickly than we'll continue to grow our sales team.



Social Influencers

Brands are starting to learn how to utilize the marketing power of Social Influencers, and that trend is expected to grow considerably. According to *Entrepreneur.com,* spending on Influencer Marketing could reach $10 + billion by the end of 2022.

Influencers are people on various social media channels who have built an audience around themselves and what they say or do on those channels. They can come from any background and are typically not famous, but they are well known by their followers, which could reach into the hundreds of millions. Those with less than 100,000 followers are called micro-influencers. They are seen as more relatable and authentic than larger influencers because they interact with their audience more.

Influencer marketing online and offline has become the fastest growing channel for brands, beating organic search, paid search, and email marketing combined. Influencers are the new "celebrity" status on our social media daily, and brands understand the advantage of getting in front of an Influencer's audience, to help build their brand and market their products. On top of this, influencer marketing is proving to be the most cost-effective way to obtain new customers. An Influencer's audience TRUSTS them and their opinion, and they hold massive marketing power.

Consumers are spending a lot of time on social media. *Business Insider* reported that Instagram reached 1 billion daily users in 2018, which makes it the third largest social community, aside from YouTube (1.9 billion) and Facebook (2.27 billion).

With so many social channels, it can be hard to know exactly where a brand's audience spends most of its time. Placing ads on the wrong platform can be a waste of resources. That is where Influencers come in. They have already attracted a niche audience with shared interests, and if the brand has picked the right Influencer to partner with, they have already been having a conversation with their potential customers.

Followers trust Influencers over Brands

People are more likely to engage with an Influencer on social media than they are with a brand. They know a brand is trying to sell a product, but an Influencer might be sharing a product because it is something they use themselves. *Business Insider's* Influencer Marketing Report found that the average Influencer engagement rate across industry verticals was 5.7%, while the average engagement rate for brands on Instagram by themselves, without Influencers, was between 2% and 3% in 2018.

Consumers try to avoid ads

Pop-up blockers exist for a reason. Customers do not want to be bombarded by advertisements, and they actively try to avoid them. But Influencers allow you to get around that and sell more subtly. By sharing content or information about your product or service on their channel, Influencers help to amplify your reach and drive revenue.

Connect Social LLC
6671 S. Las Vegas Blvd., Building D, Suite 210
Las Vegas, Nevada, 89119



Influencers create and share content

To stay relevant, Influencers are constantly coming up with new content for their audiences, and they know what keeps these audiences engaged. Allowing them some creative license when promoting your product or service can help make sure your potential customers are paying attention.

Working with Influencers is cost-effective

When compared with more traditional methods, such as paid ad placement and celebrity endorsements, Influencers are much less expensive, especially if they are micro-influencers.

Businesses that know how to select and work with Influencers can gain up to $18 in earned media value for every dollar spent on Influencer Marketing, according to a 2019 report published by *Influencer Marketing Hub*. The report also found that even companies with a mediocre understanding of how to use Influencer Marketing had an average earned media value of $5.20 per dollar spent.

Social Influencers will actively promote Connect Social to their network of followers at no upfront cost to Connect. For example, if a social influencer has 100,000 followers on Instagram, the influencer will promote the Connect Social Network. Their followers would get paid 100 coins for signing up and the influencer would earn 25 coins. If 10% or 10,000 followers joined, the influencer would earn 250,000 coins. At only $1 per coin, that would equal $250,000. That is an incredible income for an influencer.

Treasure Island – North American Official Launch

Starting January 2024, Connect Social will put 100 social influencers on a tropical Island to search for the Connect Coin Treasure. Each influencer, who will have hundreds of thousands to millions of followers, will battle for 14 days through a variety of challenges, both physical and mental, to find the ultimate treasure.... $1,000,000 in Connect Coins!

Treasure Island will be the catalyst for millions of Merchants (who will join for free) and Consumers (who will be paid in coins), to join Connect Social.

If each social influencer has an average following of 100,000 and we have 100 influencers, that means we will potentially have upwards of 100,000,000+ followers that will be exposed to Treasure Island, Connect Social and Connect Coins. Our current cast for season 1 has over 300,000,000 followers on a variety of social platforms.

CONNECTSOCIAL

Connect TV (Launching January 2024)



Please Watch a short video about Connect TV here https://vimeo.com/752709246

Connect TV is our own version of Youtube.

Right now, most platforms you are using to watch video content are controlling what people can share, and what you can see, so that it fits what they want. Not what you actually want, or even what the content creators want.

Connect TV will never control what you see or what you say.

Finally, creators can speak their voice on what they love to share, without fear of being DE platformed and losing their revenues generated by their videos. Right now, a channel can be flagged for its content, and it's gone. Without warning.

Plus, Content Creators for Connect TV will be paid higher percentage commissions than any other video platform.

You can enjoy original content like Treasure Island, as well as many other reality-based TV shows including original content created by Connect Ambassadors. Any Connect Ambassador can create video content on Connect TV and get paid for it!

No one really enjoys watching commercials, but Commercials are the only way revenue is generated on the Connect TV platform. We solved that problem. If you have to watch commercials you may as well get paid for it! All ads will be targeted to your needs and you'll be paid to watch them. You no longer need to sit through painful ads watching the clock tick down. Now the ads will be for products and services targeted to your habits, AND you will know that as you are watching, you are getting paid!

We also took Connect TV one step further….If you referred people to Connect Social, you'll get paid when they watch ads as well. Where else can you get paid when other people watch ads!?

Merchants can now market to a **verified** audience.

Connect TV is launching January 2024 with Treasure Island being the flagship show.

Connect Social LLC
6671 S. Las Vegas Blvd., Building D, Suite 210
Las Vegas, Nevada, 89119



5. The Opportunity

The technology industry tends to build mass fortunes on the backs of the consumers with little to no regard for how they treat "the little guy". Consumers have no choice but to accept what's given to them... Until now!

Connect Social is building a censorship free Social Network that compensates consumers and merchants for helping us to grow without telling them how to act or how to think. They have an invested interest in Connects Success. We are building a social economy utilizing a safe and stable loyalty token with a stable increase in value based on the volume of transactions that happen inside the Connect Social Economy.

Furthermore, instead of stealing their data, we are compensating consumers for their consumer data. Based on the fact that we are paying for data, all consumers allow us to collect VERIFIED data on them and their financial transactions.

What does Verified data mean to a small business? EVERYTHING!

What Covid taught us is that Governments will favor large corporations over small businesses; hence why they closed and destroyed a massive number of small businesses. If given a choice, consumers are more likely to support small businesses rather than large corporations.

Connect Social is built for small businesses to provide them with a level playing field. If given an opportunity for price and convenience, consumers will always support their local businesses.

When consumers join Connect Social and shop at Connect Social merchants, they are compensated. More so, they are compensated to help Connect grow. The level of loyalty that Connect will garner from Consumers and Merchants will be unprecedented.

6. Competition

Connect Social is a revolutionary synergistic economy with huge benefits to consumers and merchants alike.

Connect Social has no direct competition. There is no company that has a full suite of products that work together to create a symbiotic economy. If broken down into 3 markets: Ecommerce, Social Media and loyalty, our competitors are as follows.

Ecommerce

Amazon would be considered a close comparison to Connect Shops. Amazon started in 1995.
Amazon 2021 Revenues $470 Billion.
Amazon's Market cap as of March 2022 is 1.63 trillion.

CONNECTSOCIAL

Amazon has 197,000,000 customers worldwide that purchase every month. Amazon has 195 active warehouses in the world.

Amazon has 1.3 million employees worldwide. Amazon spent almost 77 billion in shipping last year.

Amazon has built the number one eCommerce platform in North America. Amazon charges merchants upwards of 30% to sell their products on the Amazon platform. Amazon then has to pay a lot of expenses. Warehousing, staff, shipping, etc. Thus, it can be expensive for a merchant to sell products on Amazon. When a consumer buys from Amazon, they need to wait 2 – 30+ days for their product. Amazon merchant support is very poor, and it is complicated to list and sell products on Amazon. It's a very frustrating process for small businesses. There is no incentive for consumers to shop at Amazon except for convenience.

Connect Social has eliminated all the negatives and provides more positives for both Consumers and Merchants.

1. A very easy process to list and sell products.
2. Merchants have a Connect Social personal concierge that will help if needed.
3. Merchants are only charged 13% (3% pays credit card fees, 7% is paid back to the network of consumers on incentivized loyalty, and 3% is paid to Connect Social)
4. Consumers support local businesses. (All products are held at local merchants)
5. Consumers can either choose to pick up the products or have them delivered the same day (usually within 1 hour) for a small fee.
6. Consumers are paid up to 5% back in Connect Coins for their purchase.

Consumers can save their Connect coins to let them grow in value, use them on their next Connect merchant purchase, or sell them in the exchange for the local currency.

Both merchants and consumers benefit greatly by shopping on Connect Shops.

Social Media

Facebook would be considered a close comparison to Connect Social.
Facebook was started in 2004.
Facebook 2021 Revenues $117 Billion.
Facebook's Market cap as of March 2022 is $680B (they just lost almost $300B in the first 3 months of 2022)
Facebook has 2.91B active monthly users. According to www.statista.com, in the first quarter of 2019, a record figure of approximately 2.2B fake accounts were removed by Facebook.

Facebook has 3,000,000 companies that advertise on Facebook. Facebook is in 156 countries.

Facebook is the number one platform in the Social Network industry. Advertising on Facebook is quite deceptive for small businesses. Most small business owners do not have the time or expertise to learn how to advertise on Facebook. Facebook provides very little, if any customer support. Facebook has a lot of fake

profiles as they do not verify users before they get on the platform. Fake profiles are responsible for a very toxic environment. Cyberbullying, the black market for illegal and stolen goods, inappropriate posts, scams, etc. Merchants are paying based on how many profiles they can market to. With all the fake profiles on Facebook, the merchant does not know if their advertising dollars are being used properly.

Facebook was meant to be a platform where users could express themselves. Over the last few years, Facebook has been heavily censoring users' freedom of speech. Facebook is very left-wing and currently blocks anything that does not conform to its way of thinking. A social platform needs to have basic "rules" like no nudity, no bullying, no hate speech, etc. But apart from these rules, they should NEVER tell people what they can or cannot post. It goes against Americans' first amendment rights. Experts speculate that this is why Facebook's stock has lost over $300B in value in the last few months. Users are getting tired of the way Facebook operates. Facebook users have no invested interest or loyalty to the platform; hence they can leave at any time....and they are.

Connect Social has eliminated the toxic environment that Facebook promotes and has created a safe and financially rewarding platform for Consumers and Merchants.

1. Connect Social does not censor posts. We have basic rules that ensure proper moral behavior, but we will never tell people what or how to think.
2. All users must provide KYC (know your customer) documentation. This can include a driver's license or passport to verify their identity.
3. Safe Environment – No fake profiles have all users on their best behavior. Cyberbullying, scams, and black-market activity will be drastically reduced or non-existent due to the fact that we know who ALL of our users are.
4. Connect pays users to join our platform and they get rewarded for helping us to grow. By referring merchants and other consumers to Connect Social, users can earn a lot of money.
5. Connect pays users to shop inside our economy.
6. Every merchant and consumer on the Connect platform will have Connect Coins. EVERYONE wants the coin value to grow as it will benefit everyone. The only way the coin grows in value is with more consumers and more transactions.
7. Loyalty – Our customers and merchants will not leave our platform. If someone leaves, they will lose money owed to them for helping us to grow. They will no longer get paid to shop, and a merchant may lose a customer base that will only shop at Connect Merchants.
8. Customer Support – Merchants will easily be able to navigate their way through the Connect platform.
   If they need help, their very own personal concierge will help them. If a consumer needs help, we offer chat, email, or phone support. Phone support is nonexistent in most tech companies.

Loyalty Programs

Loyalty programs have been around since the beginning of commerce. Currently the most "efficient" of programs are too expensive for small businesses to afford.

Most loyalty programs capture consumer data and only pay them 1% in points. These points are often very restrictive to use and often expire. They don't grow in value and you can't use them outside of merchant network of which you received the points.

Connect Social has taken all the positives of loyalty programs and removed the negatives.

1. We pay 3% - 5% back to purchase consumer data.
2. Our Connect coins don't expire.
3. Connect Coins are not restricted. You'll be able to use them at any Connect merchant worldwide.
4. Connect Coins will grow in value month over month and year over year.
5. You'll be able to send Connect Coins to other Connect Ambassadors.
6. You'll be able to sell your Connect Coins at the Connect Exchange for your local currency.

Connect Social is the ultimate loyalty program that will benefit Consumers and Merchants in a symbiotic relationship.

7. Operations

Connect Social's products are all digital which makes it easy to scale and operate worldwide. Both Merchants and Consumers will be mostly self-sufficient as the platform is very user-friendly. Users will be able to signup, transact and manage all aspects of the platform on their own with the guidance of online tutorials, etc. However, if our users need it, customer service personnel will be readily available to help.

To expand into other countries is rather simple. Each country requires legal work, software language changes (if the country speaks different languages) and currency changes.

Starting January 2023, we'll begin recruiting commission only sales people throughout North America to start building our Merchant base. We plan to recruit one per 100,000 population, which would allow us to recruit upwards of 3700 Sales people we're calling Territory Managers.

We anticipate each Territory Manager will acquire an average of 1 merchant per day. Each merchant will pre-register their business until the merchant platform is live. We expect each merchant owner/manager will also join our social network.

Connect Social will employ a concierge to manage an average of 500 merchants. The concierge's job will be to ensure all merchants know how to best utilize Connect for their benefit. The concierge's job is to provide customer assistance as well as drive more sales through their merchants, which will in turn make Connect Social more money.

Connect Social will utilize Social Influencers to build the consumer network. Everyone that refers other consumers or merchants to join Connect Social will be compensated.



All Connect Staff will earn a base salary as well as a commission structure so everyone is incentivized to make more money for Connect and themselves. Connect Social will not work with any unions.

8. Management Team

Brett Nicholson – Chief Operating Officer



Brett Nicholson is currently owner and Operations Manager for Norcen Distributors, a building supply company in the Winnipeg area with 10+ million dollars in annual sales. He has had this position since Norcen opened in 1999. As he moves on from this endeavor, he is particularly excited about his future with Connect Social, of which he is a founding partner and owner. He sees Connect as a unique and innovative platform, which he feels he can help succeed with the aid of his extensive business experience. Brett was also a home builder for 8 years, building over 30 custom homes in that time. He takes pride in having been a professional firefighter for 29 years, rising to the rank of Captain before retiring in 2010. Brett is very proud of the 3 children he has raised, mostly as a single dad. They have all gone on to find successful careers of their own. Hockey is a passion for him, and he is still an active player, as well as a die-hard fan of the Winnipeg Jets of the National Hockey League. Brett tries to find time to support charities, with the Bruce Oake Recovery Centre in Winnipeg being his most beloved cause. When he has time, he loves to sit down and read a good book. His love of reading was instilled in him by his late father. Traveling is a must for him, as there are many places in the world he would like to see, those with historical significance to him being at the top of the list.

Angel Chandler – Chief Marketing Officer



Angel is a bestselling author and successful Entrepreneur. Angel is a Single Mom of two, born and raised in Winnipeg, Manitoba, Canada. She started her career in finance, and eventually moved into mutual funds trading. After this Angel went on into a career as a Paralegal at a top Law Firm in Winnipeg and dedicated 14 years of her life there until she was introduced to the world of Network Marketing, and the possibilities as an Entrepreneur. She has built extensive businesses both online and offline, and in 2022 she launched her own company, The Influence Group, which will compliment Connect Social in the management and acquisition of influencers for Treasure Island. Angel has been the Chief Marketing Officer with Connect Social since May 2019, and is passionate to put in the work to see Connect Social grow! Her life is God, Family and Business.

Carmine Parrella - VP of Business Development



Carmine spent 20 years on Wall Street as a commodities trader executing orders on the trading floor of the NYBOT (New York Board of Trade) exchange. After the exchange went electronic, he started a water filtration company on LI NY called Crystal Pure Waters, later selling to his partner and moving to FL. He then built out a credit card processing portfolio specializing in the travel industry. Once the pandemic hit, he turned his attention to the PPE industry to help provide gloves and mask for hospitals and first responders.

Connect Social LLC
6671 S. Las Vegas Blvd., Building D, Suite 210
Las Vegas, Nevada, 89119



Carmine has now taken the roll of VP of Business development with Connect Social, and is excited to assist in the future growth of the company.

A Chief Executive Offer and Chief Financial Officer will be hired Starting January 2024 to help manage day to day operations and facilitate the business plan.

9. Risks and Opportunity

Like with all new companies, there are risks and challenges we will face. We believe we have a solid plan to not only help reduce risk but more so to ensure Connect will thrive and grow quickly.

Connect Social compensates our consumers as a commission for helping us to grow. We will not be spending any money upfront on advertising, which is one of the largest expenses for a startup company. If a business spends a lot of money on advertising and it does not translate into revenues, then it could kill a company. All of our expenses for growth are on the backend as a commission.

The only real risk for Connect Social is not raising the full $5,000,000. If the raise is slow or takes longer than expected it'll merely extend the launch date. It's not a matter of IF Connect Social will be able to deliver it's more of when. For example, if we're able to raise the capital quickly we can launch the entire platform quicker. If the raise takes longer than it'll merely extend the launch date.

10. Financial Summary

Number of Ambassadors

Year 1   29,000

Year 2   6,029,000

Year 3   36,029,000

Number of Merchants

Year 1   12,790

Year 2   403,720

Year 3   3,077,200

Profit before Tax

Year 1 $908,474 (with a $5,000,000 CF Fundraise)

Year 2 $17,829,346



Year 3 $367,774,130

*Financials show $5,000,000 spent per country opened. The projections don't show other countries revenues. Furthermore, revenues shown are only based on Consumer Transactions at Connect Merchants. Merchant advertising purchases are not shown.

Total number of Countries in which Connect Social will be active

Year 1   2 (Canada and USA)

Year 2   10

Year 3   58

10. The Opportunity

Connect Social LLC., a corporation organized under the laws of **Nevada** (the "Company"), is offering the entirety of its 5,000,000 preferred units (the **"Securities")** in a Regulation Crowdfunding offering. These preferred units constitute ten percent (10%) of the total units (preferred and common combined) of Connect Social LLC, but unlike the common units, the preferred units do not have voting rights. However, the terms of acquisition of the preferred units—as detailed herein, will not be available or provided with any of the common units. Hence, this offering is limited solely to the preferred units and is made pursuant to the Form
C (the **"Form C").** The undersigned furtherunderstands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding
under the Act **("Regulation Crowdfunding")** and without registration of the Securities under the
Act (this **"Offering").**

Each preferred unit will be sold for $1 with a minimum of $100 per investment. Two sources of Bonus Connect Coins will be rewarded to each investor to use inside the Connect Economy based upon (1) the date of the investment(s) ("Investment Bonus Coins"), and (2) the amount of the investment ("Perpetual Bonus Coins"). The amounts of the Bonus Connect Coins are detailed and set forth below.

   Investment Bonus Connect Coins. Investment Bonus Connect Coins will be issued to all investors with additional coins being issued for investors that choose to act within certain designated time periods as set forth below, and shall be provided as follows:

- **Any investment before May 31st, 2023** will receive five times (5X) their investment in Connect Coins. For example, if an investor invested $1000 before May 31, 2023, they will receive 1000 preferred units and a Five Thousand (5000) bonus of Connect Coins.

- **Any investment between June 1, 2023 and June 30, 2023** will receive four times (4X) their investment in Connect Coins. For example, if an investor invested $1000 between June 1, 2023 and June 30, 2023, they will receive 1000 preferred units and a Four Thousand (4000) bonus of Connect Coins.

- **Any investment between July 1, 2023 and July 31, 2023** will receive three times (3X) their investment in Connect Coins. For example, if an investor invested $1000 between July 1, 2023 and July 31, 2023, they will receive 1000 preferred units and a Three Thousand (3000) bonus of Connect Coins.

- **Any investment between August 1, 2023 and August 31, 2023** will receive two times (2X) their investment in Connect Coins. For example, if an investor invested $1000 between August 1, 2023 and August 31, 2023**,** they will receive 1000 preferred units and a Two Thousand (2000) bonus of Connect Coins.

ANY INVESTMENT BETWEEN SEPTEMBER 1, 2023 AND THE END OF THE INVESTMENT/CF ROUND WILL RECEIVE ONE TIMES (1X) THEIR INVESTMENT IN CONNECT COINS. FOR EXAMPLE, IF AN INVESTOR INVESTED $1000 BETWEEN SEPTEMBER 1, 2023 AND THE END OF THE INVESTMENT/CF ROUND, THEY WILL RECEIVE 1000 PREFERRED UNITS AND A ONE THOUSAND (1000) BONUS OF CONNECT COINS.

PERPETUAL BONUS CONNECT COINS.

CONNECT SOCIAL WILL ALLOCATE .0025 (.25%) OF THE TWO PERCENT (2%) OF THE TOTAL COINS RECEIVED/TRANSACTION REVENUE RECEIVED EACH MONTH BY CONNECT SOCIAL THAT CONNECT SOCIAL RETAINS TO BE DIVIDED AND SHARED WITH ALL INVESTORS (POOL "A") ON A PRO-RATA BASIS AS SET FORTH BELOW. CONNECT SOCIAL WILL ALSO ALLOCATE .0025 (.25%) OF THE TWO PERCENT (2%) OF THE TOTAL COINS RECEIVED/TRANSACTION REVENUE RECEIVED EACH MONTH BY CONNECT SOCIAL THAT CONNECT SOCIAL RETAINS TO BE DIVIDED AND SHARED WITH ALL INVESTORS INVESTING A MINIMUM OF FIFTY THOUSAND DOLLARS (POOL "B") ON A PRO-RATA BASIS AS SET FORTH BELOW.

POOL A BONUS CONNECT COINS.

POINT TWENTY-FIVE PERCENT (.25%) OF THE TWO PERCENT (2%) OF THE TOTAL MONTHLY TRANSACTION REVENUE/COINS RECEIVED AND RETAINED BY CONNECT SOCIAL WILL BE EQUALLY ALLOCATED TO EACH PREFERRED UNIT AND THEREAFTER, EACH INVESTOR WILL RECEIVE, MONTHLY, BONUS CONNECT COINS IN PROPORTION TO THE NUMBER OF PREFERRED UNITS THAT HAVE BEEN PURCHASED BY THE RESPECTIVE INVESTOR. FOR EXAMPLE, PER THIS OFFERING, THE MINIMUM PURCHASE OF PREFERRED UNITS IS ONE HUNDRED DOLLARS ($100.00). ACCORDINGLY, AN INVESTOR WHO PURCHASED 500 PREFERRED UNITS WOULD RECEIVE FIVE TIMES (5X) THE AMOUNT THAN AN INVESTOR WITH ONLY 100 PREFERRED UNITS. THIS POOL WILL BE DIVIDED ON A PRO-RATA BASIS TO ALL INVESTORS.

POOL B BONUS CONNECT COINS.

POINT TWENTY-FIVE PERCENT (.25%) OF THE TWO PERCENT (2%) OF THE TOTAL MONTHLY TRANSACTION REVENUE/MONTHLY COINS RECEIVED AND RETAINED BY CONNECT SOCIAL WILL BE EQUALLY ALLOCATED TO EACH PREFERRED UNIT SUBJECT TO THE DIVISION OF POOL B BONUS CONNECT COINS. EACH INVESTOR WHO INVESTED A MINIMUM OF FIFTY-THOUSAND DOLLARS ($50,000.00) WILL RECEIVE THEIR SHARE OF THE POOL B BONUS COINS THAT WILL BE DIVIDED AMONGST ALL ELIGIBLE INVESTORS MONTHLY IN PROPORTION TO THE NUMBER OF PREFERRED UNITS THAT HAVE BEEN PURCHASED BY THE RESPECTIVE QUALIFIED INVESTOR. FOR EXAMPLE, PER THIS OFFERING, THE MINIMUM PURCHASE OF PREFERRED UNITS IS FIFTY-THOUSAND

DOLLARS ($50,000.00). ACCORDINGLY, AN INVESTOR WHO PURCHASED 250,000 PREFERRED UNITS WOULD RECEIVE FIVE TIMES (5X) THE AMOUNT THAN AN INVESTOR WITH ONLY 50,000 PREFERRED UNITS. THIS POOL WILL BE DIVIDED ONLY TO THOSE INVESTING A MINIMUM OF $50,000.00. PLEASE NOTE THAT THOSE WHO QUALIFY FOR POOL B BONUS CONNECT COINS ALSO SHARE IN THE POOL A BONUS CONNECT COINS GIVEN TO ALL INVESTORS AS SET FORTH ABOVE.

*ALL INVESTORS MUST CREATE A VERIFIED ACCOUNT ON WWW.IAMCONNECT.COM TO RECEIVE THE CONNECT COINS BONUS.

We look forward to having you part of the team…Welcome to Connect Social.

Connect Social…It pays to be Connected!

Connect Social LLC
6671 S. Las Vegas Blvd., Building D, Suite 210
Las Vegas, Nevada, 89119